File No. 33-59279

    As filed with the Securities and Exchange Commission on November 15, 2002

                       Securities and Exchange Commission
                             Washington, D.C. 20549

                   POST-EFFECTIVE AMENDMENT NO. 8 ON FORM S-2
                                       TO
                                    FORM S-1

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                     DynCorp
             (Exact name of registrant as specified in its charter)

                                    Delaware
         (State or other jurisdiction of incorporation or organization)

                                      8744
            (Primary Standard Industrial Classification Code Number)

                                   36-2408747
                     (I.R.S. Employer Identification Number)

                11710 Plaza America Drive, Reston, Virginia 20190
                                 (703) 261-5000
               (Address, including zip code and telephone number,
        including area code, of registrant's principal executive offices)

                              H. Montgomery Hougen
                      Vice President & Corporate Secretary
                                     DynCorp
                            11710 Plaza America Drive
                           Reston, Virginia 20190-6039
                                 (703) 261-5028
(Name, address, including zip code and telephone number, including area code, of agent for service)

                                   Copies to:
                                  Robert B. Ott
                                 Arnold & Porter
                        1600 Tysons Boulevard, Suite 900
                           McLean, Virginia 22102-4865
                                 (703) 720-7005

                   SUBJECT TO COMPLETION, DATED _______, 2002

The information in this prospectus is not complete and may be changed. We may not sell these securities until the post-effective amendment to this registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.


PROSPECTUS


                    11,969,313 Shares of DynCorp Common Stock
                           (Par Value $0.10 per Share)

We originally offered 11,969,313 shares of our common stock, par value $0.10 per share, in 1996. This prospectus has been revised to present current information. Some of those shares have already been sold on our internal stock market or distributed through our benefit plans described below, and 9,704,173 shares remain in this offering.

                            Our Internal Stock Market


These shares may be offered and sold on our internal stock market, a limited securities trading market established by us to provide employees, benefit plans, and other stockholders the opportunity to buy and sell shares of our common stock on selected days each year at a price determined by our Board of Directors. Sales and purchases are made at the most recent formula price established by our Board of Directors. All offers and sales on our internal stock market by stockholders may be attributed to us under the federal securities laws. We may also sell or buy shares of our common stock on our internal stock market for our own account, but we will do so only to address imbalances between the number of shares offered for sale and bid for purchase by stockholders on any particular trade date. Our internal stock market is managed by our subsidiary, DynEx, Inc. The purchases and sales of shares on our internal stock market are carried out by a registered broker-dealer, upon instructions from the respective buyers and sellers. See "Market Information -- Our Internal Stock Market".



See "Risk Factors" on pages 2 through 6 for information concerning certain factors that should be considered by prospective investors.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                                  The date of this prospectus is ______, 2002

                       Where You Can Find More Information

We file annual, quarterly, and special reports and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's public reference rooms located at 450 5th Street, N.W., Room 1200, Washington, D.C.. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

The SEC allows us to incorporate by reference the information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below:

  1. Our Annual Report on Form 10-K for the year ended December 27, 2001; and amendment no. 2 to such Form 10-K filed on Form 10-K/A on November 1, 2002.

  2. An Amendment to Form 10-K filed for the year ended December 28, 2000 on Form 10-K/A, filed on May 17, 2002.

  3. Our Quarterly Reports for the quarter ended March 28, 2002 filed on Form 10-Q and amendment no. 1 filed on Form 10-Q/A on November 5, 2002; for the quarter ended June 27, 2002 filed on Form 10-Q and amendment no. 1 filed on November 8, 2002; and for the quarter ended September 26, 2002 filed on Form 10-Q on November 15, 2002.

  4. Our Current Reports filed on Forms 8-K or Forms 8-K/A as of March
     19, 2002, April 22, 2002, May 31, 2002, June 3, 2002, August 6, 2002,
     September 23, 2002, and November 12, 2002.

        You may request a copy of these filings, at no cost, by writing or telephoning: H. Montgomery Hougen, Vice President and Corporate Secretary, DynCorp, 11710 Plaza America Drive, Reston, Virginia 20190-6039, telephone
(703) 261-5029, or by e-mail to monty.hougen@dyncorp.com.

     This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide information other than that provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.

     Certain matters discussed or incorporated by reference in this prospectus are forward-looking statements within the meaning of the federal securities laws. Although we believe that the expectations reflected in these forward-looking statements are based upon reasonable assumptions, there can be no assurance that our expectations will be achieved. Factors that could cause our actual results to differ materially from our current expectations include the early termination of, or failure of a customer to exercise option periods under, a significant contract; our inability to generate actual customer orders under indefinite delivery, indefinite quantity contracts; technological change; our inability to manage its growth or to execute internal performance plan; our inability to integrate the operations of acquisitions; our inability to attract and retain the technical and other personnel required to perform our various contracts; general economic conditions; and other risks discussed elsewhere in this report and in our other filings with the Securities and Exchange Commission.

                                     Summary

     In 1996 we established an internal stock market to provide liquidity for our stockholders, because no public market existed for our common stock. The internal stock market was also established to provide a means for current employees to acquire our common stock through our various benefit plans. Since there is no public market for our common stock, a stockholder's investment could remain illiquid for an indefinite period, if our internal stock market does not give such stockholder a ready means for selling shares, and such stockholder cannot find another buyer for his or her shares of our common stock.

     All of the shares of our common stock offered by this prospectus, including shares purchased on our internal stock market, will be subject to certain internal stock market and by-law restrictions, including restrictions on their transferability.

     The purchase price of our common stock offered by this prospectus is called the formula price. The formula price will be determined by a formula based on our financial performance. The formula price of one share of our common stock is expressed as an equation:

     formula price  =     [(CF x 7)MF + NOA - IBD]
                            ---------------------
                                    ESO

     In this formula, "CF" means operating cash flow, which is our earnings before interest, taxes, depreciation, and amortization for the four fiscal quarters preceding the date of a price valuation. "MF" means a market factor, which is a numerical factor that reflects existing securities market conditions relevant to the valuation of our common stock. "NOA" means our non-operating assets at disposition value, net of disposition costs. "IBD" means the sum of interest-bearing debt, net of cash, adjusted to market and other outstanding securities that would be satisfied or repaid in a liquidation before our common stock. "ESO" means the number of shares of stock outstanding as of the end of the preceding quarter, assuming exercise of all outstanding options. See "Market Information -- Determination of Purchase Price".

     Our Board of Directors reviews the formula price, including the market factor, on a quarterly basis, in preparation for internal stock market trade dates. The market factor is reviewed by our Board in conjunction with an appraisal that is prepared by an independent appraisal firm for the trustee of our Savings Plans. Our Board of Directors believes that the valuation process results in a stock price that reasonably reflects the market value of our common stock.

--------------------------------------------------------------------------------
                                     DynCorp

     We provide diversified management, technical, and professional services to a wide range of government customers. Our principal markets are information management services, software development, system integration and analysis, facilities management, and aviation maintenance and specialized support services. Current customers include agencies of the Departments of Defense, Energy, State, and Justice and the National Aeronautics and Space Administration, as well as various other U.S. Government, United Nations, state, and local government agencies. We employ approximately 23,000 employees throughout the United States and several foreign countries to perform services for our customers.

     We were incorporated in Delaware in 1946. The address of our principal executive offices is 11710 Plaza America Drive, Reston, Virginia 20190, telephone (703) 261-5000.

     You may find out more about us by visiting our internet home page at www.dyncorp.com. The contents of this web site are not to be considered part of this prospectus.

                                  Risk Factors

--------------------------------------------------------------------------------
         Prior to purchasing the common stock offered by this prospectus, you should carefully consider all of the information contained in and incorporated by reference in this prospectus, and in particular you should carefully consider the following risk factors.
--------------------------------------------------------------------------------



The absence of a public market for our stock could make it difficult to liquidate your investment.

     There is no present public market for our common stock, although we could establish one in the future. Our internal stock market provides the only mechanism for selling our common stock. There may be insufficient buy orders on a trade date to support current sell orders. We may defer or cancel a trade date, either because of an imbalance of buy and sell orders which would not permit an orderly trade or for other reasons. We cannot assure that the purchasers of our common stock in this offering will be able to resell their shares through our internal stock market should they decide to do so.

     To the extent that our internal stock market does not provide sufficient liquidity for a stockholder, and the stockholder is otherwise unable to locate a buyer for his or her shares, the stockholder's investment could remain illiquid for an indefinite period, and the stockholder could effectively be subject to a total loss of investment. Accordingly, the purchase of our common stock is suitable only for persons who have no need for liquidity in this investment and can afford a total loss of investment. See "Market Information -- Our Internal Stock Market".

     Our substantial indebtedness could impair our performance and lead to loss of stockholder value.

     Our operations and acquisitions are financed largely through debt rather than the sale of stock. Our long-term indebtedness was $243.0 million as of September 26, 2002, net of discount of $5.1 million, not including issued but undrawn letters of credit of $13.9 million and excluding unused commitments available for borrowing of $76.1 million. Our equity was $48.5 million. For the years ended December 2001, 2000, 1999, 1998, and 1997 (1), the ratios of earnings to fixed charges were 3.1 : 1.0, 0.02 : 1.0, 1.5 : 1.0, 2.1 : 1.0, and
1.5 : 1.0, respectively. Subject to the restrictions in our existing financing agreements, we may incur additional indebtedness from time to time to finance acquisitions, working capital, or capital expenditures and for other purposes.

     (1) Since 1999, our fiscal years have ended on the last Thursday in December. Before that, they ended on the last day of the calendar year. Accordingly, the fiscal years referred to in this prospectus ended on December 27, 2001, December 28, 2000; December 30, 1999; December 31, 1998; and December 31, 1997.


The level of our indebtedness could have important consequences, including:

             o a substantial portion of our cash flow from operations must be dedicated to pay interest and repay debt and will not be available for other purposes,

             o our ability to obtain additional debt financing in the future for working capital, capital expenditures, or acquisitions may be limited, and, if additional borrowings can be made, they may not be on favorable terms, and

             o our level of indebtedness could limit our flexibility in reacting to changes in the industry and economic conditions generally.

     Our ability to satisfy our debt obligations will depend upon our future operating performance, which will be affected by prevailing economic conditions and financial, business, and other factors, many of which are beyond our control. If we are unable to service our indebtedness, we will be forced to adopt an alternative strategy that may include actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing indebtedness, or seeking additional equity capital. There can be no assurance that any of these strategies could be effected on satisfactory terms, if at all. If we are unable to repay our debt as it becomes due, our stockholders could lose some or all of their investment.

Restriction imposed by the terms of our indebtedness could limit our ability to take various actions.

     The terms of our agreements with banks and trustees relating to our indebtedness restrict our ability to incur additional indebtedness, incur liens, pay dividends or make other restricted payments, sell certain assets, and enter into certain kinds of transactions with affiliates, and they impose restrictions on the ability of subsidiaries to pay dividends or make payments to us. These agreements also restrict our ability to merge or consolidate with another company or to sell, assign, transfer, lease, convey, or otherwise dispose of all or substantially all of our assets.

     In addition, the agreements relating to our various financing arrangements, which are our senior subordinated notes and our revolving credit and term loan facility, contain other restrictive covenants. A breach of any of these covenants could result in a default under those arrangements. Upon the occurrence of an event of default, the lenders could elect to declare all amounts outstanding, together with accrued interest, to be immediately due and payable. If we were unable to repay those amounts, the lenders could proceed against the collateral granted to them to secure that indebtedness.

     This aggregate indebtedness is currently secured by substantially all our assets, including the assets of our subsidiaries. If the lenders accelerate the payment of our indebtedness, we cannot assure that our assets would be sufficient to repay our indebtedness in full.

     Unless we maintain certain financial ratios, as defined in the indentures relating to our senior subordinated notes, after giving effect to newly incurred indebtedness, we could not make certain types of additional investments outside the ordinary course of business or incur additional indebtedness beyond the amounts available under our revolving credit and term loan facility. In addition, our revolving credit and term loan facility has absolute limits on additional amounts of indebtedness we may incur. As a result, the amount of indebtedness that we could incur beyond the amounts available under our revolving credit facility is severely limited.

Our focus on Government contract work makes us dependent on available Government funding.

     We derived 96%, 98%, and 97% of our revenues for the years ended December 2001, 2000, and 1999, respectively, from contracts and subcontracts with the U.S. Government. Prime contracts with agencies of the Department of Defense represented 49%, 44%, and 40% of our revenues for the years ended December 2001, 2000, and 1999, respectively. Continuation and renewal of our existing government contracts and the acquisition of additional government contracts are contingent upon the availability of adequate funding for various U.S. Government agencies, among other things. A significant decline in or reapportioning of U.S. military expenditures could reduce the operations and maintenance portion of the defense budget, which could have a serious effect on our revenues and earnings. The loss or significant curtailment of material government contracts could also have a serious effect on our future revenues and earnings.

Termination of Government contracts could lead to unexpected loss of revenues.

     Typically, a government contract has an initial term of one year combined with four one-year renewal periods, exercisable at the discretion of the Government. The Government is not obligated to exercise its option to renew a contract. At the time of completion of a government contract, the contract is "recompeted" against all eligible third-party providers.

     Contracts between us and the U.S. Government or the Government's prime contractors also contain standard provisions for termination at the convenience of the Government or the prime contractors. We cannot assure that terminations will not occur, and terminations could adversely affect our business.

We may never receive any revenues under our indefinite delivery, indefinite quantity contracts.

     Many government contracts, particularly those involving information technology, are indefinite delivery, indefinite quantity (IDIQ) contracts. An agency may award an IDIQ contract to one or more contractors, but the award does not represent any firm orders for services. Instead the contractor(s) may then identify specific projects and propose to perform the service for a potential customer covered by the IDIQ contract, and the customer may or may not decide to order the services. Thus, having an IDIQ contract does not assure that the contractor will generate any revenues.

Our cost of performing contracts may exceed our revenues.

     Our government contract services are provided through three types of contracts: fixed-price, time-and-materials, and cost-reimbursement. We assume financial risk on fixed-price contracts and time-and-materials contracts, because we assume the risk of performing those contracts at the stipulated prices or negotiated hourly rates. If we do not accurately estimate ultimate costs and control costs during performance of the work, we could lose money or have smaller profits. With cost-reimbursement contracts, so long as actual costs incurred are within the contract ceiling and allowable under the terms of the contract, we are entitled to reimbursement of the costs plus a stipulated profit.

     From time to time the Government audits and questions costs that we believe are payable under contracts. We cannot predict the outcome of ongoing audit findings at this time.

     Government contract payments received by us for allowable direct and indirect costs are subject to adjustment after audit by government auditors and repayment to the Government, if the payments exceed allowable costs as defined in the government contracts. Audits have been completed on our incurred contract costs through 1999 and are continuing for subsequent periods. We have included an allowance for possible excess billings and contract losses in our financial statements; we believe the amount of this allowance is adequate, based on our interpretation of contracting regulations and past experience. We cannot assure, however, that this allowance will be adequate.

     We are subject to frequent Governmental investigations which could lead to civil or criminal penalties.

     We are occasionally the subject of investigations by the Department of Justice and other investigative organizations, resulting from employee actions and other allegations regarding business practices. In our opinion, there are no outstanding issues of this nature as of September 26, 2002 that will have a material adverse effect on our consolidated financial position, results of operations, or liquidity.

     Suspension or debarment could result in our inability to receive Government contracts.

     As a U.S. Government contractor, we are subject to federal regulations under which our ability to receive awards of new government contracts, or extensions of existing government contracts, may be unilaterally suspended or barred by the U.S. Government if we should be convicted of a crime or indicted based on allegations of a violation of certain specific federal statutes or other activities. Should the Government initiate suspension or debarment hearings against us or any of our affiliated entities, these actions could have a material adverse impact upon our business and prospects.

     We are engaged in numerous legal proceedings which could result in adverse judgments and payment of damages and penalties.

     We and our subsidiaries and affiliates are involved in various claims and lawsuits, including contract disputes and claims based on allegations of negligence and other tortious conduct. We also are potentially liable for certain personal injury, tax, environmental, and contract dispute issues related to the prior operations of divested businesses.

     The total amount of damages currently claimed by the claimants in these cases is estimated to be approximately $7.0 million, including compensatory and punitive damages and penalties. In most cases, we have denied, or believe we have a basis to deny, liability. In some cases, we also have offsetting claims against the claimants, third parties, or insurance carriers.

     We believe that any amounts that might actually be recovered by claimants in these cases will be substantially less than the aggregate amount claimed. After taking into account available insurance, we believe we have adequate reserves with respect to the potential liability for those claims. The estimate set forth above does not reflect claims that may have been incurred but have not yet been filed. We have recorded the damages and penalties that we consider to be probable recoveries against us or our subsidiaries. It is possible, however, that the level of filings will increase more than we have anticipated, increasing our exposures, and we cannot reasonably estimate the upper limit of exposure.

     Our position in a highly competitive market could lead to loss of business.

     The markets we serve are highly competitive. In each of our businesses, our competition is quite fragmented, with no single competitor holding a significant market position. We experience vigorous competition from industrial firms, university laboratories, and nonprofit institutions. Some of our competitors are large, diversified firms with substantially greater financial resources and larger technical staffs than we have.

     Government agencies also compete with us, because they can utilize internal resources to perform certain types of services that might otherwise be performed by us. Most of our revenues are derived from contracts with the U.S. Government and its prime contractors, and these contracts are awarded on the basis of negotiations or competitive bids where price is a significant factor.

     Our obligation to repurchase shares held in certain employee retirement plan accounts could consume substantial amounts of cash.

     When a participant in one of our Savings Plans receives a distribution of our common stock from his or her ESOP Account prior to the time when our common stock becomes readily tradable stock, either we or the Savings Plan trusts are obligated to repurchase these shares from the participant. To the extent that we repurchase those shares, our availability of cash will be adversely affected. We have the right under the Savings Plans and applicable law to defer indefinitely the repurchase of any shares, if payment to the stockholders would impair our capital. See "Employee Benefit Plans -- ESOP Accounts -- Distributions".

     Our right of first refusal could prevent your ability to sell your shares to third parties.

     All shares of our common stock offered by this prospectus will be subject to our right of first refusal to purchase these shares before they may be offered to third parties, except on our internal stock market or in a sale that has been approved by the Board of Directors. Shares of our common stock purchased on our internal stock market will be subject to contractual transfer restrictions having the same effect as those contained in the by-laws. See "Description of Capital Stock -- Restrictions on Our Common Stock".

     The offering price for our shares has been determined by a formula, not by normal market forces.

     The offering price for our common stock is, and subsequent offering prices will be, determined by means of the formula set forth on page 1 of this prospectus. The formula takes into consideration our financial performance, the market valuation of comparable companies, and the limited liquidity of the common stock, as determined by our Board of Directors based on a determination by the trustee of our Savings Plans, who in turn acts upon the advice of an independent appraisal. The formula is subject to change by our Board of Directors in its sole discretion. See "Market Information -- Determination of Purchase Price".

     The structure of our ownership would make it unlikely that any party would undertake a hostile tender offer for our shares.

     The combined effects of ownership of a substantial portion of the outstanding shares of our common stock by our management and our Savings Plan trusts, together with our right of first refusal, may discourage, delay, or prevent attempts to acquire control of us that are not negotiated with our Board of Directors and the trustee of the Savings Plans. These may, individually or collectively, have the effect of discouraging takeover attempts that some of our stockholders might deem to be in their best interests, including tender offers in which our stockholders might receive a premium for their shares over the formula price available on our internal stock market, as well as making it more difficult for individual stockholders or a group of stockholders to elect directors to our Board of Directors. See "Description of Capital Stock".

     The shares offered by this prospectus are subject to substantial dilution.

     Our net tangible book value on September 26, 2002 was ($79.6) million, or $(7.53) per share, which is substantially less than the formula price of $51.25 as of such date. This variance is due primarily to the significant amount of goodwill in intangible assets, which relates to our various acquisitions over the years. Should we have to sell our tangible assets in order to meet future debt obligations, we might not have adequate funds left over for our stockholders. We have 1,782,375 outstanding stock options and 103,176 unissued shares of restricted stock. Therefore, purchasers of our common stock in the offering will realize immediate and substantial dilution of $42.62 per share (83%), or $43.23 per share (84%) assuming conversion of all outstanding stock options and the issuance of all restricted stock shares. The amount of dilution may vary, depending on the formula price.

     The 2,232,063 shares remaining available for issue under our benefit plans described below would dilute the number of shares outstanding. See "Securities Offered by this Prospectus -- Shares Remaining for Issue under Benefit Plans". If all the shares that could be issued upon the exercise of outstanding options (whether or not vested at this time) and as a result of expiration of deferrals under our former Restricted Stock Plan were issued, there would be 12,428,701 shares of our common stock outstanding. As of September 26, 2002, there were 10,568,541 shares outstanding.

                      Selected Consolidated Financial Data

The following table presents summary selected historical financial data derived from the audited Consolidated Financial Statements of the Company for each of the five years presented. During these periods, the Company paid no cash dividends on its Common Stock. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited Consolidated Financial Statements and related notes thereto, included in the 2001 Annual Report on Form 10-K/A, Amendment No. 2. (Dollars in thousands, except per share data.)

                                                     Dec 27 2001   Dec 28 2000    Dec 30 1999   Dec 31 1998   Dec 31 1997
                                                         (a)           (b)            (c)           (d)           (e)
                                                     -----------   -----------           ---           ---           ---
Statement of Operations Data:
Revenues                                             $1,955,973    $ 1,805,155    $ 1,345,281   $ 1,233,707   $  1,145,937
Cost of services                                     $1,810,273    $ 1,778,329    $ 1,280,239   $ 1,173,151   $  1,096,246
Corporate general and administrative                 $   29,456    $    29,350    $    21,741   $    18,630   $     17,785
Interest expense                                     $   31,521    $    41,408    $    18,943   $    14,144   $     12,432
Earnings (loss) from continuing operations before
   extraordinary item, cumulative effect of change
   in accounting principle and certain other
   expenses  (f) (g)                                 $   60,834    $   (38,498)   $     9,507   $    15,585   $     15,579
Earnings (loss) from continuing operations before
   extraordinary item and cumulative effect of
   change in accounting principle (g)                $   60,834    $   (38,646)   $     7,610   $    15,055   $      7,422
Net earnings (loss) (g)                              $   60,834    $   (43,416)   $     6,009   $    15,055   $      7,422
Common stockholders' share of net earnings (loss)
   (g)                                               $   58,444    $   (45,258)   $     5,915   $    15,055   $      7,422
Common stockholders' share of earnings (loss) per
   share from continuing operations before
   extraordinary item and cumulative effect of
   change in accounting principle

         Basic                                       $     5.53    $     (3.86)    $     0.75   $      1.47   $       0.83
         Diluted                                     $     5.26    $     (3.86)    $     0.74   $      1.43   $       0.70
Common stockholders' shares of net earnings (loss)

         Basic                                       $     5.53    $     (4.32)    $     0.59   $      1.47   $       0.83
         Diluted                                     $     5.26    $     (4.32)    $     0.58   $      1.43   $       0.70

Balance Sheet Data:
Total assets                                         $  598,440    $   586,756     $  628,934   $   379,238   $    390,122
Long-term debt excluding current maturities          $  264,482    $   283,889     $  334,944   $   152,121   $    152,239
Redeemable common stock                              $  333,335    $   246,330     $  189,116   $   183,861   $    154,840


     (a) 2001 includes a $17,442 gain recognized on the disposition of DynCorp Management Resources, Inc. on December 27, 2001.
     (b) 2000 includes $5,998 for the replacement of core systems, including DynCorp Information Systems LLC ("DIS") systems. Interest expense was higher in 2000 compared to 1999 as a result of the acquisition of DIS in December 1999, which the Company financed through additional borrowings of $167.5 million under higher cost debt instruments.
     (c) 1999 includes reversal of $2,000 reserve for favorable resolution of contract compliance issues, $4,387 for the replacement of core systems, DIS in-process research and development write-off $6,400, settlement of a suit with a former electrical subcontractor $2,200, and write-off of cost in excess of net assets acquired of consolidated subsidiary $1,234.
     (d) 1998 includes reversal of $670 reserve for asbestos litigation, $1,177 accrual for subcontractor suit, reversal of $2,500 reserve for contract compliance issues, and $2,159 expense for the replacement of core systems. (e) 1997 includes $7,800 accrual of costs related to asbestos litigation, $2,488 reversal of income tax valuation allowance, and $2,055 reversal of accrued interest related to IRS examinations and potential disallowance of deductions.
     (f) Certain other expenses include costs and expenses associated with divested businesses of $148 in 2000, $1,897 in 1999, $530 in 1998, and $8,157 in 1997.
     (g) The cumulative effect of change in accounting principle, net of income taxes, in 2000 of $4,770 resulted from the Company's change in accounting method for certain long-term service contracts previously using percentage of completion accounting. See Note 2 to the Consolidated Financial Statements included in the 2001 Annual Report on Form 10-K/A, Amendment No. 2 for further details. The extraordinary loss, net of income taxes, in 1999 of $1,601 resulted from the early extinguishment of the $50.0 million of 7.486% Fixed Rate Contract Receivable Collateralized Notes due to refinancing of the Company's debt in order to complete the acquisition of DIS. The difference between Net Earnings (Loss) and Common Stockholders' Share of Net Earnings (Loss) is the accretion in the fair value of shares of the Company's stock which were issued as part of the December 1999 acquisition of DIS.



The following tables present pro forma results of adjusted earnings (loss) from continuing operations before extraordinary item and cumulative effect of change in accounting principle, the adjusted common stockholders' shared net earnings
(loss), and their associated per share amounts for the fiscal years ended December 27, 2001, December 28, 2000, and December 30, 1999, as if the non-amortizatin provisions of statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," which the Company adopted on December 28, 2001, the first day of fiscal year 2002, had been applied. The adjusted results presented below are net of taxes.




                                                               December 27,   December 28   December 30
                                                                  2001          2000            1999
Earnings (loss) from continuing operations
   before extraordinary item and cumulative effect of
   change in accounting principle                                 $60,834     $(38,646)        $7,610
Add back: Goodwill amortization, net of tax                         1,979        2,784          1,923
Add back: Assembled workforce amortization, net of tax                599          625             33
                                                                  -------     --------         ------
Adjusted earnings (loss) from continuing operations
  before extraordinary item and cumulative effect of
  change in accounting principle
                                                                  $63,412     $(35,237)        $9,566
                                                                  =======     =========        ======

Basic earnings per share:
Earnings (loss) from continuing operations
  before extraordinary item and cumulative effect
  of change in accounting principle                             $   5.76      $  (3.69)       $  0.76
Goodwill amortization, net of tax                                   0.19          0.27           0.19
Assembled workforce amortization, net of tax                        0.06          0.06              -
                                                                --------      --------        -------
Adjusted earnings (loss) from continuing operations
  before extraordinary item and cumulative effect
  of change in accounting principle                             $   6.01      $  (3.36)       $  0.95
                                                                ========      =========       =======

Diluted earnings per share:
Earnings (loss) from continuing operations
  before extraordinary item and cumulative effect of
  change in accounting principle                                $   5.47       $ (3.69)        $  0.74
Goodwill amortization, net of tax                                   0.18          0.27            0.19
Assembled workforce amortization, net of tax                        0.06          0.06               -
                                                                --------       -------         -------
Adjusted earnings (loss) from continuing operations
  before extraordinary item and cumulative effect
  of change in accounting principle
                                                                $   5.71       $ (3.36)        $  0.93
                                                                ========        =======        =======






                                                            December 27,       December 28,  December 30,
                                                                2001               2000         1999
                                                                ----               ----         ----
Reported common stockholders' share of net earnings
   (loss)                                                      $58,444          $(45,258)      $5,915
Add back: Goodwill amortization, net of tax                      1,979             2,784        1,923
Add back: Assembled workforce amortization, net of tax             599               625           33
                                                               -------          ---------     -------
Adjusted common stockholders' share of net earnings (loss)     $61,022          $(41,849)      $7,871
                                                               =======          ==========     ======

Basic earnings per share:
Reported common stockholders' share of net earnings (loss)    $   5.53          $  (4.32)      $ 0.59
Goodwill amortization, net of tax                                 0.19              0.27         0.19
Assembled workforce amortization, net of tax                      0.06              0.06            -
                                                              --------          --------       ------
Adjusted common stockholders' share of net earnings (loss)    $   5.78          $  (3.99)      $ 0.78
                                                              ========         ==========      ======

Diluted earnings per share:
Reported common stockholders' share of net earnings (loss)    $   5.26          $  (4.32)      $ 0.58
Goodwill amortization, net of tax                                 0.18              0.27         0.19
Assembled workforce amortization, net of tax                      0.06              0.06            -
                                                              --------       -----------     ----------
Adjusted common shareholderes' share of net earnings (loss)   $   5.50          $  (3.99)      $ 0.77
                                                              ========         ==========      ======





                      Securities Offered by This Prospectus


Common Stock Offered by Us

     The shares of our common stock offered by us may be offered through our internal stock market to trustees or agents for the benefit of employees under our employee benefit plans described below or directly to our current and future employees. For purposes of our registration under the Securities Act of 1933, all sales on our internal stock market, whether direct by us, by our officers, directors, and other affiliates, and by other stockholders, may be attributed to us.

     Total sales of our common stock on our internal stock market to date are:

o        2,945 shares sold directly by us,

o 294,403 shares sold by our officers, directors, and affiliates (including for this purpose our Savings Plans), and

o        1,732,941 shares sold by other stockholders.

     In addition, we have issued 234,850 shares directly to employees through our employee benefit plans described below.

     Following these sales and issuances, 9,704,173 shares remain available for this offering, of which 4,006,845 shares are available for sale by us or issuance under our benefit plans, 2,387,264 shares are available for sale on the internal stock market by our officers, directors, and affiliates, and 3,310,064 shares may be sold by the Savings Plans and other stockholders.

Direct and Contingent Sales to Employees

     We believe that our success is dependent upon the abilities of our employees. Since 1988, we have pursued a policy of offering these employees an opportunity to make an equity investment in our common stock as an inducement to become and remain employees. At the discretion of our Board of Directors or the Compensation Committee of our Board of Directors, and subject to applicable state securities laws employees and directors may be offered an opportunity to purchase shares of our common stock offered by this prospectus.

     All these direct and contingent sales to our employees and directors will be effected through our internal stock market or the employee benefit plans described below and may be attributable to us. Pursuant to our by-laws, all shares of common stock offered by us on or after May 11, 1995, to our employees or directors and all shares of our common stock purchased on our internal stock market are subject to a right of first refusal. See "Description of Capital Stock -- Restrictions on Our Common Stock".

Equity Target Ownership Policy

     We have adopted an Equity Target Ownership Policy, under which certain highly paid employees are encouraged to invest specified multiples of their annual salaries in shares of our common stock over a period of seven years. Under the Policy, certain senior executives are encouraged to invest an amount related to their annual salary rate in shares of our common stock as follows:

                              recommended value
Base salary rate of:          of holdings:
--------------------          ------------
President & CEO               4.0 times base salary
$300,000 or more              3.0 times base salary
$200,000 to $299,999          2.5 times base salary
less than $200,000            1.5 times base salary

     Investments under any of the employee benefit plans described below, as well as other shares owned by the employee, will qualify for purposes of the Policy.

     As an incentive to conform to the Policy, we pay 15% of the purchase price plus related withholding taxes for individuals subject to the Policy who directly purchase 250 or more shares of our common stock on our internal stock market on a single trade date.

Savings Plans

     We maintain a Savings and Retirement Plan and a Capital Accumulation and Retirement Plan (the Savings Plans), which are intended to be qualified under
Section 401(a) of the Internal Revenue Code. Generally, all of our employees are eligible to participate in one or the other of the Savings Plans, except for employees of units designated as ineligible, such as units which are subject to the terms of collective bargaining agreements, participate in other site-specific benefit plans, or primarily employ foreign nationals. The Savings Plans permit a participant to elect to defer, for federal income tax purposes, a portion of his or her annual compensation and to have that amount contributed directly by us to the deferred fund of the Savings Plan for his or her benefit. In some circumstances, we may permit an employee to make after-tax contributions, which do not receive matching contributions.

     The plan documents provide that we may make (1) matching contributions to the Savings Plan trust for the benefit of participants who have elected to defer a portion of their compensation, (2) supplemental matching contributions for the benefit of participants who elect to invest a portion of their salary deferral amounts in our common stock investment account, and (3) discretionary contributions to eligible employees. These contributions may be made either in shares of our common stock or in cash to be used by the trusts to purchase our common stock on our internal stock market or from Savings Plans participants exercising their ESOP Account put options. See "Employee Benefit Plans -- ESOP Accounts -- Distributions".

     Each participant is vested at all times in 100% of his or her personal salary deferral contributions, after-tax contributions, and earnings thereon. Our matching and discretionary contributions become fully vested after one year of service. Benefits are distributable to a participant over certain specified time periods following the participant's retirement, permanent disability, death, or other termination of employment. Pursuant to our by-laws, shares of our common stock distributed to a participant under the Savings Plan are subject to our right of first refusal. See "Employee Benefit Plans -- Savings Plans" and "Description of Capital Stock -- Restrictions on Our Common Stock".

Employee Stock Purchase Plan

     We have established an Employee Stock Purchase Plan (ESPP) for the benefit of substantially all our employees. The ESPP provides for the purchase of our common stock by participating employees through payroll deductions. The ESPP is intended to qualify as a stock purchase plan under Section 423(b) of the Internal Revenue Code. Participants designate a certain amount to be withheld from their regular pay for the purchase of our common stock, and they pay 85% of the purchase price. We either pay the remaining amount in cash or contribute the difference in shares of our common stock for each participant.

     Purchases on behalf of participating employees are made through our internal stock market. All shares purchased pursuant to the ESPP are credited to the participant's directly owned stock account promptly following the trade date on which they were purchased and, pursuant to our by-laws, are subject to our right of first refusal. The Savings Plans may also sell shares in the internal stock market to meet current cash needs. See "Employee Benefit Plans -- Employee Stock Purchase Plan" and "Description of Capital Stock -- Restrictions on Our Common Stock".

1995 Stock Option Plan

     Pursuant to our 1995 Stock Option Plan, we have granted stock options to certain of our employees and directors. As of September 26, 2002, 189,538 stock options have been exercised and 1,027,375 are outstanding. Pursuant to the by-laws, all shares of our common stock issued upon the exercise of those stock options will be subject to our right of first refusal. See "Employee Benefit Plans -- 1995 Stock Option Plan" and "Description of Capital Stock -- Restrictions on Our Common Stock".

Executive Incentive Plan

     Our Executive Incentive Plan (EIP) provides for the payment of annual bonuses to certain of our officers and executive employees. The EIP provides for payment of 20% of the bonuses, net of applicable taxes, in the form of shares of our common stock, valued at the then-current formula price. The shares of our common stock are distributed following each fiscal year. As of September 26, 2002, 45,312 shares have been distributed under the Executive Incentive Plan. Pursuant to our by-laws, shares of our common stock awarded pursuant to this Plan will be subject to our right of first refusal. See "Employee Benefit Plans -- Executive Incentive Plan" and "Description of Capital Stock -- Restrictions on Our Common Stock".

Direct Purchase Plan

     Under the Direct Purchase Plan, active employees and directors who desire to purchase shares directly in their own names on our internal stock market are permitted to do so, subject to availability of shares and applicable state securities laws. Shares are purchased at the current formula price.

Shares Remaining for Issue under Benefit Plans

     Of the shares of our common stock initially registered under this prospectus for issuance by us through our benefit plans, the following shares remain available for issue: o up to 850,000 shares through the Savings Plans, o up to 100,000 shares under the ESPP, o up to 1,027,375 shares through the Stock Option Plan, and o up to 254,688 shares under the EIP.

Common Stock Offered by Our Officers, Directors, and Affiliates

     This prospectus relates to the offer and sale of shares directly by certain of our officers, directors, and affiliates, including the Savings Plans. These persons may, from time to time, sell shares of our common stock being offered by this prospectus on our internal stock market, and 294,403 shares have been sold by them on our internal stock market by these persons as of September 26, 2002. The total aggregate shares remaining available for offer and sale by our officers, directors, and affiliates under this prospectus as of September 26, 2002 is 2,387,264 shares.

     While we have registered all shares owned by our officers, directors, and affiliates on a fully diluted basis, including unvested options, we do not know whether some, none, or all of those shares will be so offered or sold. We believe that the Executive Target Ownership Policy acts as a disincentive to some officers and affiliates to sell their common stock at this time. Our officers, directors, and affiliates will not be treated more favorably than our other stockholders participating as sellers on our internal stock market. Like all other stockholders selling shares on our internal stock market (except us and our benefit plans), our officers, directors, and affiliates will pay our designated broker-dealer a commission equal to one percent of the proceeds from their sales. See "Market Information -- Our Internal Stock Market".

     The following table sets forth information as of September 26, 2002 with respect to the number of shares of our common stock owned directly or indirectly by each of our officers, directors, and affiliates. It includes shares issuable upon the exercise of outstanding options, shares issuable as a result of expiration of deferrals under our former Restricted Stock Plan, and shares allocated to the person's accounts under our employee benefit plans, as well as their respective percentages of ownership of equity on a fully diluted basis. The shares are owned of record or beneficially. The table also reflects the relative ownership of these persons in the event of, and after, their individual sales of all the registered shares owned by them in this offering.



                                                                    Percent         Number of
                                                   Number of     ownership of         shares           Percent
                                                    shares       fully diluted   remaining after   ownership after
                                                 beneficially     equity (1)       sale of all       sale of all
Name and Title of Beneficial Owner                 owned (1)    before offering   covered shares    covered shares
------------------------------------------------ -------------- ---------------- ----------------- -----------------


D. R. Bannister, Director & Chairman of the            477,495       3.8%               0                 *
     Board
T. E. Blanchard, Director                              162,118       1.3%               0                 *
M. P. C. Carns, Director                                10,000         *                0                 *
P. G. Kaminski, Director                                15,000         *                0                 *
P. V. Lombardi, Director & President & Chief           281,936       2.3%               0                 *
     Executive Officer
D. C. Mecum II, Director                                12,825         *                0                 *
D. L. Reichardt, Director & Senior Vice                214,306       1.7%               0                 *
     President & General Counsel
H. B. Thompson, Director                                10,000         *                0                 *
H. S. Winokur, Jr., Director                           432,912       3.5%               0                 *
J. A. Campbell, Vice President                           5,910         *                0                 *
S. J. Cannon, President of DynCorp                      75,638         *                0                 *
     International LLC
J. L. Cunningham, President of DynCorp Systems          63,641         *                0                 *
     & Solutions LLC
J. J. Fitzgerald, Vice President & Controller           61,636         *                0                 *
P. C. FitzPatrick, Senior Vice President &             172,663       1.4%               0                 *
     Chief Financial Officer
V. K. Gopalan, Vice President                           16,953         *                0                 *
P. T. Graham, Vice President & Treasurer                43,068         *                0                 *
H. M. Hougen, Vice President & Secretary                30,598         *                0                 *
M. S. Mandell, Senior Vice President                   152,243       1.2%               0                 *
W. B. Medley, President of DynCorp Technical            55,671         *                0                 *
     Services LLC
R. Morrel, Vice President                               47,930         *                0                 *
R. G. Wilson, Vice President & General Auditor          47,721         *                0                 *
                                                    ----------                          -
     Total                                          $2,390,263      19.2%               0                 *

         *    Indicates less than one percent
         (1) Includes shares issuable upon the exercise of outstanding options, shares issuable as a result of expiration of deferrals under our former Restricted Stock Plan, and shares allocated to these persons' accounts under our employee benefit plans.

                               Market Information

Our Internal Stock Market

     In 1988, following a decision by our Board of Directors to consider offers for the purchase of our company, we became privately owned through a leveraged buy-out involving our management. Public trading of our common stock ceased, and we installed an Employee Stock Ownership Plan, under which shares of our common stock were allocated annually to employees accounts, as our principal retirement benefit plan. In 1996, we permitted employees to invest in our common stock through the Savings and Retirement Plan as well. This investment opportunity continues through the Savings Plans. See "Employee Benefit Plans -- Savings Plans". Approximately 40,000 current and former employees are now beneficial owners of our common stock through the Savings Plans, representing approximately 84.0% of the shares of our common stock outstanding on September 26, 2002.

     After public trading of our common stock ceased in 1988, our management stockholders and outside investors relied on a stockholders agreement as a means of restricting the distribution and permitting limited sales of our common stock. On May 10, 1995, our Board of Directors approved the establishment of our internal stock market as a means of trading our common stock on a regular basis to replace the former stockholders agreement.

     Our internal stock market generally permits our stockholders to sell shares of our common stock on one trade date each calendar quarter, subject to purchase demand. (The trusts, not the individual participants, of our employee benefit plans constitute stockholders.) All sales of our common stock on our internal stock market are made to active employees and the trustees or administrators of our benefit plans, who may purchase shares of our common stock for their respective trusts and plans to the extent permitted under applicable state securities laws. Limitations on the number of shares that an individual can purchase directly may be imposed where there are more buy orders than sell orders on a particular trade date.

     Our internal stock market is managed by our wholly owned subsidiary, DynEx, Inc.

     A registered broker-dealer, acting upon instructions from the respective buyers and sellers, carries out the purchase and sale of shares on our internal stock market. Following determination of the applicable formula price for use on the next trade date, the broker-dealer advises the stockholders of record by mail, usually at least 15 days prior to the trade date, as to the amount of the formula price and the trade date. The broker-dealer asks whether the stockholders wish to sell shares on our internal stock market and advises them how to deliver written sell orders and stock certificates. The broker-dealer must receive these orders and certificates at least three business days prior to the trade date to facilitate the sale. This information is also provided through our internal communications systems to participants in the various benefit plans.

     We may, but are not obligated to, purchase shares of our common stock on our internal stock market on any trade date. We would only purchase shares if the number of shares offered for sale by our stockholders exceeds the number of shares sought to be purchased by authorized buyers and if, in our discretion, we determine to make any purchases in our internal stock market. If the number of shares sought to be purchased exceeds the number offered for sale, we may, but again are not obligated to, sell sufficient shares to make up the shortfall. We would only enter our internal stock market to correct an imbalance, and we cannot be both a buyer and a seller on the same trade date.

     If the aggregate number of shares offered for sale on our internal stock market is greater than the aggregate number of shares sought to be purchased by authorized buyers, offers to sell up to the first 500 shares offered by any seller (other than the Savings Plan trusts selling accelerated distribution shares) will be accepted first. If, however, there are insufficient purchase orders to support the primary allocation of 500 shares of common stock, then the purchase orders will be allocated equally among all of the proposed sellers up to the first 500 shares offered for sale by each seller. Thereafter, a similar procedure will be applied to the next 10,000 shares offered by each remaining seller and then again to the next 20,000 shares offered by each remaining seller. If there are remaining purchase orders, offers to sell shares in excess of 30,500 shares will then be accepted on a pro-rata basis determined by dividing the total number of shares remaining under purchase orders by the total number of shares remaining under sell orders. Finally, the Savings Plan trusts may sell accelerated distribution shares put to the trusts from ESOP Accounts or otherwise to generate cash to pay for the liquidation of the shares. See "Employee Benefit Plans -- ESOP Accounts -- Distributions".

     All sellers on our internal stock market (except us and our benefit plan trusts) will pay the broker-dealer a commission equal to one percent of the proceeds from their sales. Purchasers on our internal stock market pay no commission. All offers and sales of our common stock made on our internal stock market may be attributed to us.

     If the aggregate purchase orders exceed the number of shares available for sale, the following prospective purchasers will have priority, in the order listed:

1.       the trustee of the Savings Plans,
2.       the administrator of the Employee Stock Purchase Plan, and
3.       eligible employees and directors, on a pro rata basis.

     There is no public market for our common stock, and it is not currently anticipated that a public market will develop. We established our internal stock market in an effort to provide liquidity to our stockholders, but we cannot assure that there will be sufficient liquidity to permit stockholders to resell their shares on our internal stock market or that a regular trading market will develop or be sustained in the future. Our internal stock market will be dependent on the presence of sufficient buyers to support sell orders that will be placed through our internal stock market. Depending on our performance, potential buyers may elect not to buy on our internal stock market. Moreover, although we may enter our internal stock market as a buyer of our common stock under certain circumstances, including an excess of sell orders over buy orders, we have no obligation to engage in internal stock market transactions. Consequently, there is a risk that sell orders could be prorated as a result of insufficient buyer demand or that our internal stock market may not be permitted to open on a trade date because of the lack of sellers or buyers.

     We may defer or cancel a trade date, either because of an imbalance of buy and sell orders which would not permit an orderly trade or for other reasons.

     If our internal stock market does not give a stockholder a ready means for selling shares, and the stockholder is otherwise unable to locate a buyer for his or her shares of our common stock, the stockholder could effectively be subject to a total loss of investment. Accordingly, the purchase of our common stock is suitable only for persons who have no need for liquidity in this investment and who can afford a total loss of investment. See "Risk Factors -- Absence of a Public Market".

Determination of Purchase Price

     The purchase price, or formula price, of the shares of common stock offered by this prospectus will be determined pursuant to the following formula and valuation process. The formula price of our common stock, expressed as a formula, is as follows:

  formula price     =      [(CF x 7)MF + NOA - IBD]
                             ---------------------
                                     ESO
     The formula price per share of our common stock is the product of seven times the operating cash flow (CF) for the four fiscal quarters preceding the date on which a price valuation is made, multiplied by a market factor (MF), plus the non-operating assets at disposition value, net of disposition costs
(NOA), minus the sum of interest-bearing debt, net of cash, adjusted to market and other outstanding securities senior to our common stock (IBD), divided by the number of shares of our common stock outstanding as of the end of the preceding quarter, on a fully diluted basis assuming exercise of all outstanding options (ESO).

     We consider operating cash flow to be the earnings basis which is representative of our future performance. The basic measurement we use for operating cash flow is our earnings before interest, taxes, depreciation, and amortization (EBITDA) for the four fiscal quarters preceding the date of a price valuation, although EBITDA is not a generally accepted accounting principles measurement. Before using those numbers in the formula, our Board of Directors examines the details used in those earnings to see if any adjustments are needed in order for the earnings number to be representative of our future performance. Following are examples of situations where our Board of Directors may feel it appropriate to make adjustments so that the earnings used in the formula would be more representative of expected future performance:

o the earnings from an acquisition made late in the year may be adjusted for a full year,

o the earnings from a discontinued activity may be adjusted out even though the discontinued activity may not qualify as a discontinued business under generally accepted accounting principles, or

o a truly unusual expenditure or windfall profit may be adjusted out even though it is clearly part of earnings for the current year.

     The market factor is subjective. Our common stock is valued from time to time by the trustee of our Savings Plans, normally as of the end of the year and in anticipation of an internal stock market trade date. The valuation is necessary to determine the fair market value of the shares for purposes of transactions by the Savings Plan trusts. The trustee's valuation is based upon an appraisal of the common stock prepared by an independent advisor retained by the trustee, which looks at our financial performance, including factors such as CF, NOA, and IBD, and the public market pricing for other companies which it believes are comparable to us. Several other companies are considered, but there is no set number of comparable companies. The pricing multiples of net income and other factors for these companies are looked at on a last-twelve-month basis, on a fiscal-year basis, and, where available from analysts' reports, on a projected basis. The appraiser also looks at valuations recently used in the acquisition of other companies.

     Since the formula capitalizes our operating cash flow by a multiple of seven, the appraisal gives our Board of Directors a sense whether the public market is currently at a higher, lower, or roughly the same level as that fixed multiple. Our Board also considers the fact that the Savings Plan trusts are the primary buyers in the internal stock market, so that the trustee's determination is tantamount to the highest bid price in a true auction market. Our Board will then look to the trustee's valuation to determine the market factor to be used in the formula.

     If we discontinue a business, and the net assets of that business are recorded as assets held for sale, those assets would be included in non-operating assets at management's estimate of their disposition value, net of disposition costs. The earnings from those assets would also be excluded from operating cash flow in the formula. If we had a passive investment outside our normal operations, the earnings from that investment would also be excluded from operating cash flow, and the lower of cost or estimated market value would be included in non-operating assets. Other similar situations could give rise to inclusion in non-operating assets, but an asset must be clearly non-operating to be so included.

     Interest-bearing debt includes any securities senior to our common stock. Under generally accepted accounting principles, interest-bearing debt is to be reported net of any unamortized discount at issuance. However, issuance discounts are ignored in the formula, and it is expected that debt will be recorded at its face value. On the other hand, if it is the intent of management to call any portion of our long-term debt in the near term, the amount used for that portion of interest-bearing debt would be at its call price. Similarly, if the debt were publicly traded at a discount, and it was management's intent in the near term to retire debt through open market discounted purchases, the market price would be used for that portion of the debt in the formula. In applying the formula, our Board of Directors would also look at any convertible securities and subjectively decide whether it is likely that these securities would be converted. If, in the opinion of our Board, they will be converted, these securities would be included in the fully diluted common shares and not as interest-bearing debt. Preferred stock, or any similar security senior to our common stock in liquidation, would be considered as interest-bearing debt.

     The number of equivalent shares outstanding assumes the exercise of all outstanding options, if no greater than the current formula price but assuming that as many shares as are issued upon exercise will be issued from treasury, and the conversion of any convertible securities, of which none are outstanding at the current time. See "Risk Factors-- Offering Price Determined by Formula, Not Market Forces".

     Our Board of Directors adopted the formula in its current form on August 15, 1995. The formula is subject to change by our Board.

Availability of Information

     We intend to disseminate the current formula price on at least a quarterly basis to all employees through internal communications, including bulletins, electronic mail messages, and at the Company Information portion of our internal web site insidedyn.dyncorp.com and to other stockholders by mailed reports, including mailed notices of upcoming trade dates, or through the Financial News portion of our external web site www.dyncorp.com. Participants in the Savings Plans may also obtain the current formula price by calling T. Rowe Price's Plan Account Line at 1-800-922-9945.

     We also intend to distribute copies of our audited annual financial statements to all stockholders, including record holders and beneficial owners, and to potential participants in our internal stock market through employee benefit plans, either through U.S. mail or inter-company mail and by posting on our web sites. This information is distributed at the time that proxy information is distributed and solicitations are made for voting instructions from participants in the benefit plans, normally in June of each year. We file unaudited quarterly financial information with the SEC, and copies of these filings are available from the SEC. See "Where You Can Find More Information".

Private Transactions

     This prospectus does not apply to private transactions outside our internal stock market.

                                 Use of Proceeds

     The shares of our common stock that may be offered by us are being offered primarily to permit the acquisition of shares by our employee benefit plans as described herein and to permit us to offer shares of our common stock to employees and directors. We do not intend or expect this offering to raise significant capital. Any net proceeds received by us from the sale of our common stock offered will be added to our general funds for working capital and general corporate purposes. Currently, we have no specific plans for the use of any proceeds. It is anticipated that our stockholders, not we, will make the majority of the sales of our common stock on our internal stock market, and we will not receive any portion of the net proceeds from the sale of their shares.


--------------------------------------------------------------------------------
                             Employee Benefit Plans


     We maintain several employee benefit plans pursuant to which some of the shares of common stock being offered by this prospectus may be offered or sold. The primary purpose of these plans is to motivate our employees to contribute to our growth and development by encouraging them to achieve and surpass our annual goals and the operations for which they are responsible and increase the value of our common stock. Following is a summary description of these plans.


SAVINGS PLANS

     We first adopted our Savings and Retirement Plan in 1983. It was amended and restated in 1989. On January 1, 2001, we split our Savings and Retirement Plan into two similar plans known as the Savings and Retirement Plan and the Capital Accumulation and Retirement Plan. At the same time, the former Employee Stock Ownership Plan was merged into the two Savings Plans. The former Employee Stock Ownership Plan accounts of active participants in the Capital Accumulation and Retirement Plan were transferred to their ESOP Accounts in the Capital Accumulation and Retirement Plan. The former Employee Stock Ownership Plan accounts of all other active and former employees were transferred to their ESOP Accounts in the Savings and Retirement Plan. The following discussion does not apply to ESOP Accounts. See "Employee Benefits Plans -- ESOP Accounts".

Eligibility and Participation

     Generally, all employees are eligible to participate in a Savings Plan, except for employees of units designated as ineligible, such as units which are subject to the terms of collective bargaining agreements, participate in other site-specific benefit plans, or primarily employ foreign nationals. As of September 26, 2002, there were approximately 22,200 active participants in the Savings Plans; most of them have investments in our common stock through the Savings Plans.

Contributions and Allocations

     The Savings Plans permit a participant to elect to defer a portion of his or her compensation for the plan year and to have the deferred amount contributed directly by us to the Savings Plan trust for allocation to the participant's Savings Plan account. Amounts deferred by participants for the plan year ended December 31, 2001 totaled approximately $8.1 million. The deferred amounts are treated for tax purposes as contributions made by us. The administrative committee determines the maximum amount of compensation that a participant may elect to defer, but in no event may the deferral exceed $11,000 during 2002. This annual limitation is periodically adjusted for cost-of-living changes under rules prescribed by the U.S. Secretary of the Treasury. In some circumstances, we may permit an employee to make after-tax contributions, which do not receive matching contributions.

     A participant in a Savings Plan who has made a deferral election may terminate or alter the rate of his or her deferrals at any time under the terms of the Savings Plan.

     The plan documents provide that we may make (1) matching contributions to the Savings Plan trust for the benefit of participants who have elected to defer a portion of their compensation, (2) supplemental matching contributions for the benefit of participants who elect to invest a portion of their salary deferral amounts in our common stock investment account, and (3) discretionary contributions to eligible employees. These contributions may be made either in shares of our common stock or in cash to be used by the trusts to purchase our common stock on our internal stock market or from Savings Plans participants receiving distributions of their ESOP Accounts and exercising their put options. See "Employee Benefit Plans -- ESOP Accounts -- Distributions". We may also make additional contributions to the Savings Plan trusts in order to comply with
Section 401(k) of the Internal Revenue Code.

     Maximum employer contributions to the Savings and Retirement Plan (SARP) and Capital Accumulation and Retirement Plan (CAP) are as follows:
                          SARP               CAP
matching on salary   50% of first 8%   25% of first 8%
  deferral             of salary         of salary
                       deferred          deferred
supplemental         50% of first 3%   50% of first 3%
  matching on          of salary so      of salary so
  investment in        invested          invested
  our stock
discretionary        1% of salary      2% of salary

     These matching and discretionary contributions are made either in the form of our common stock or in cash to be used by the trusts to purchase our common stock in the internal stock market and are allocated to the Savings Plan accounts of those participants. We reserved 850,000 shares of our common stock in 1995 for possible issuance in satisfaction of our stock-match obligations, but we have not issued any of those shares to date.

     Salary deferred by participants must be paid to the trust within 15 business days of the last day of the calendar month in which the deferral occurred. Other employer contributions to the Savings Plans must be made by the due date for our federal income tax return for the applicable year. Our practice has been to make matching and discretionary employer contributions quarterly in cash, based on current participant deferrals.

     An eligible employee may transfer a rollover contribution from another qualified retirement plan to the trust fund maintained for the Savings Plans, pursuant to applicable regulations and administrative committee procedures. The transferred funds may be invested in the various investment alternatives, including our common stock, but are not eligible for a matching contribution.

Investment of Funds

     The administrative committee has established a choice of investment alternatives, including our common stock, in which contributions to the Savings Plans, including that portion of compensation which participants elect to defer, may be invested. The investment alternatives currently available to participants in the Savings Plans include 13 T. Rowe Price investment options. Participants may also invest in self-directed investments through T. Rowe Price's TradeLink Plus investment account.

     A participant's entire interest in his or her Savings Plan account may be invested in a mixture of our common stock and any of the other investment options. However, the portion of a participant's compensation deferred under the Savings Plan that was invested in our common stock and thereby generated the supplemental employer match as well as the shares representing matching and discretionary contributions are not exchangeable for other investment alternatives until after a period of four quarters, in the case of the Savings and Retirement Plan, and eight quarters, in the case of the Capital Accumulation and Retirement Plan.

     Participants may elect to have contributions allocated or apportioned among the different investment alternatives, subject to restrictions the administrative committee may specify. Separate Savings Plan accounts are established for each investment alternative selected by a participant, and each account is valued separately. Except for restrictions on liquidation of investments in our common stock, participants may transfer amounts from one investment alternative to one or more other investment alternatives on a daily basis.

     All amounts related to our common stock are invested in our common stock, except for cash accumulations held pending purchase of common stock.


     At a trade date, the monies attributable to shares which participants have elected to transfer into or out of our common stock are first netted against each other, and the trustee then buys or sells the remaining number of shares on our internal stock market. If there is an insufficient market to allow the trustee to sell all the shares, the investor may not be able to convert the shares into another investment or into cash for a distribution. Accordingly, investment exchanges of participants' investments that are held in our common stock fund may be restricted. See "Risk Factors -- Absence of a Public Market" and "Market Information -- Our Internal Stock Market".

     The following tables summarize, as of the dates indicated, the investment performance, since December 31, 1997, of each of the T. Rowe Price investment options in which Savings Plan funds can be invested. The summary is based on the assumption that a participant made an initial investment of $100.00 in the investment fund or trust.

T. Rowe Price Stable Value Fund
                                             % increase/
                          Unit value          (decrease)
                          ----------          ----------
       12/31/1997          $100.00              --
       12/31/1998          $106.03               6.0
       12/31/1999          $112.20               5.8
       12/31/2000          $118.93               6.0
       12/31/2001          $125.87               5.8
        6/30/2002          $129.14               2.6

T. Rowe Price Corporate Income Fund
                                             % increase/
                          Unit value          (decrease)
                          ----------          ----------
       12/31/1997          $100.00              --
       12/31/1998          $102.28               2.3
       12/31/1999          $101.43              (0.8)
       12/31/2000          $109.52               8.0
       12/31/2001          $120.24               9.8
        6/30/2002          $120.91               0.6

T. Rowe Price U.S. Treasury Intermediate Fund
                                             % increase/
                          Unit value          (decrease)
                          ----------          ----------
       12/31/1997          $100.00              --
       12/31/1998          $110.18              10.2
       12/31/1999          $106.64              (3.2)
       12/31/2000          $119.61              12.2
       12/31/2001          $128.61               7.5
        6/30/2002          $133.72               4.0

T. Rowe Equity Index Trust
                                             % increase/
                          Unit value          (decrease)
                          ----------          ----------
       12/31/1997          $100.00              --
       12/31/1998          $128.59              28.6
       12/31/1999          $155.53              21.0
       12/31/2000          $141.39              (9.1)
       12/31/2001          $124.45             (12.0)
        6/30/2002          $107.96             (13.2)

T. Rowe Price Global Stock Fund
                                             % increase/
                          Unit value          (decrease)
                          ----------          ----------
       12/31/1997          $100.00              --
       12/31/1998          $122.50              22.5
       12/31/1999          $157.73              28.8
       12/31/2000          $145.13              (8.0)
       12/31/2001          $122.80             (15.4)
        6/30/2002          $110.40             (10.0)
T. Rowe Price Growth & Income Fund
                                             % increase/
                          Unit value          (decrease)
                          ----------          ----------
       12/31/1997          $100.00              --
       12/31/1998          $109.96              10.0
       12/31/1999          $114.12               3.8
       12/31/2000          $124.35               9.0
       12/31/2001          $121.66              (2.2)
        6/30/2002          $103.94             (14.6)

T. Rowe Price Growth Stock Fund
                                             % increase/
                          Unit value          (decrease)
                          ----------          ----------
       12/31/1997          $100.00              --
       12/31/1998          $127.41              27.4
       12/31/1999          $155.63              22.1
       12/31/2000          $156.05               0.3
       12/31/2001          $140.77              (9.8)
        6/30/2002          $118.01             (16.2)

T. Rowe Price International Stock Fund
                                             % increase/
                          Unit value          (decrease)
                          ----------          ----------
       12/31/1997          $100.00              --
       12/31/1998          $116.14              16.1
       12/31/1999          $156.32              34.6
       12/31/2000          $129.60             (17.1)
       12/31/2001          $101.07             (22.0)
        6/30/2002           $97.30              (3.7)

T. Rowe Price Mid-Cap Growth Fund
                                             % increase/
                          Unit value          (decrease)
                          ----------          ----------
       12/31/1997          $100.00              --
       12/31/1998          $122.00              22.0
       12/31/1999          $151.01              23.8
       12/31/2000          $162.23               7.4
       12/31/2001          $160.64              (1.0)
        6/30/2002          $143.81             (10.5)
T. Rowe Price New Horizons Fund
                                             % increase/
                          Unit value          (decrease)
                          ----------          ----------
       12/31/1997          $100.00              --
       12/31/1998          $106.25               6.3
       12/31/1999          $140.80              32.5
       12/31/2000          $138.18              (1.9)
       12/31/2001          $134.26              (2.8)
        6/30/2002          $111.77             (16.8)

T. Rowe Price Personal Strategy Balanced Fund
                                             % increase/
                          Unit value          (decrease)
                          ----------          ----------
       12/31/1997          $100.00              --
       12/31/1998          $113.90              13.9
       12/31/1999          $122.96               8.0
       12/31/2000          $129.85               5.6
       12/31/2001          $126.61              (2.5)
        6/30/2002          $122.56              (3.2)

T. Rowe Price Personal Strategy Growth Fund
                                             % increase/
                          Unit value          (decrease)
                          ----------          ----------
       12/31/1997          $100.00              --
       12/31/1998          $115.65              15.7
       12/31/1999          $128.61              11.2
       12/31/2000          $134.65               4.7
       12/31/2001          $126.58              (6.0)
        6/30/2002          $120.23              (5.0)

                   T. Rowe Price Personal Strategy Income Fund

                                             % increase/
                          Unit value          (decrease)
                          ----------          ----------
       12/31/1997          $100.00              --
       12/31/1998          $111.50              11.5
       12/31/1999          $117.26               5.2
       12/31/2000          $124.98               6.6
       12/31/2001          $126.17               1.0
        6/30/2002          $124.30              (1.5)


Our Company Stock Fund

     Because our common stock has not been publicly traded since 1988, there has not been any historical market-determined price. The prices shown below represent the formula price for the last trade date on or preceding the date shown. See "Market Information -- Determination of Purchase Price".

     The following tables summarize, as of the dates indicated, the investment performance of our common stock since December 31, 1997. The summary is based on the assumption that a participant made an initial investment of $100.00 in our common stock in the Savings and Retirement Plan (SARP).

                   Price per                   % increase
                     share       Unit value    (decrease)
                     -----           ------    ----------
      12/31/1997    $20.00         $100.00         --
      12/31/1998    $20.00        $100.00           0.0
      12/31/1999    $23.50        $117.50          17.5
      12/31/2000    $29.00        $145.00          23.4
      12/31/2001    $44.75        $223.75          54.3
       6/30/2002    $51.25        $256.25          14.5
     However, investments in our common stock through the SARP were immediately enhanced by a stock match which was, at that time, 100% of the first 1% of salary so invested and 25% of the next 4% of salary so invested. Assuming that a participant in the SARP had elected to defer 5% of salary toward an investment in our common stock for the December 18, 1997 trade date and that we made the appropriate stock match, an investment of $100.00 would have grown as follows:

                  Price per                  % increase
                    share      Unit value    (decrease)
                    -----          ------    ----------
12/18/1997          $20.00      $100.00 (1)      --
12/18/1997          $20.00      $140.00 (2)       40.0
12/31/1998          $20.00      $140.00            0.0
12/31/1999          $23.50      $164.50           17.5
12/31/2000          $29.00      $203.00           23.4
12/31/2001          $44.75      $313.25           54.3
6/30/2002           $51.25      $358.75           14.5
(1)  initial investment    (2)  effect of stock match

Vesting

     Each Savings Plan participant is 100% vested in those portions of his or her Savings Plan account which are attributable to the participant's salary deferrals, after-tax contributions, rollover contributions, and earnings thereon. The matching and discretionary employer contributions are fully vested after one year of service.

Loans

     Loans from their Savings Plan accounts are available to all participants. Loans have a maximum limit of $50,000, reduced by the participant's highest aggregate outstanding loan balance during the preceding 12-month period. Loans are further limited to 50% of a participant's vested interest in his or her eligible accounts, excluding amounts invested in our common stock. Loans must:

o        bear a reasonable rate of interest,

o        be adequately secured,

o state the date upon which the loans must be repaid, which in any event may not exceed five years from the date on which the loan is made, unless the proceeds are used for the purchase of a principal residence, in which case repayment may not exceed 10 years, and

o be amortized with level payments made not less frequently than quarterly over the term of the loan.

     Active employees' loans must be repaid through payroll deductions. Loans are secured by a pledge of up to 50% of the participant's vested account balances. A loan will result in a withdrawal of the borrowed amounts from the participant's interest in the funds against which the loan is made. Principal and interest payments on the loan are allocated to the account of the borrowing participant in accordance with the current investment choices of the participant. Upon termination of employment for any reason, the entire amount of the loan and interest becomes immediately due and payable.

Distributions and Withdrawals

     If a participant's employment terminates, the participant is entitled to receive a distribution of his or her entire vested interest in his or her Savings Plan account as soon as practicable following the date of termination. If a participant dies while employed, the trustee will make a distribution of the participant's entire interest in his or her Savings Plan account to the participant's spouse, or, if the spouse has given proper consent or if the participant has no spouse, to the beneficiary designated by the participant. If the participant has suffered a permanent disability while employed by us, the trustee may make a distribution of the participant's entire interest in his or her Savings Plan account to the disabled participant.

     Except in the case of qualifying hardship, no withdrawals may be made from the salary deferral portion of a participant's Savings Plan account prior to his or her termination of employment unless and until he or she attains the age of 59 1/2. In the absence of a qualified domestic relations court order to the contrary, a participant's interest in the Savings Plan may not be voluntarily or involuntarily assigned or hypothecated. We have established procedures for hardship withdrawals including:

o        definition of qualifying hardships, and

o requirements for having first withdrawn all after-tax, rollover, matching, and discretionary contributions.

     All distributions from the Savings Plan, including withdrawals, are paid in cash, except that the portion of Savings Plan balances represented by our common stock may be distributed in kind or in cash, at the participant's election. Shares distributed from the Savings Plan are not subject to the put option which applies to shares transferred to ESOP Accounts. See "Employee Benefit Plans -- ESOP Accounts -- Distributions".

     Shares which the trustee is unable to liquidate in time for a timely distribution will be distributed in kind. Shares of our common stock distributed in kind will be subject to our right of first refusal in the event that the participant desires to sell the shares other than on our internal stock market. See "Description of Capital Stock -- Restrictions on Our Common Stock".


ESOP ACCOUNTS

     From January 1, 1988 until December 31, 2000, our Employee Stock Ownership Plan was our principal retirement plan. At the time of the January 1, 2001 merger of the Employee Stock Ownership Plan into the Savings Plans, the Employee Stock Ownership Plan accounts of participants, consisting principally of shares of our common stock, were transferred to the Savings Plans. The foregoing discussions of Eligibility and Participation, Contributions and Allocations, Investment of Funds, Vesting, Loans, and Distributions and Withdrawals do not apply to these ESOP Accounts, to which the rules of the Employer Stock Ownership Plan continue to apply.

Eligibility and Participation

     Only those participants who had accounts in the Employee Stock Ownership Plan have ESOP Accounts in the Savings Plans.

Contributions and Allocations

     We did not make any contributions to the Employee Stock Ownership Plan for the plan year ended December 31, 2001.

     Employer contributions to the Employee Stock Ownership Plan for each plan year were generally allocated to the accounts of participants in the ratio which each participant's eligible compensation bore to the total eligible compensation of all participants. When the ESOP Accounts were transferred to the Savings Plans on January 1, 2001, there were 7.6 million shares so transferred.

Investment of Funds

     Although it is generally intended that ESOP Accounts will be invested in our common stock, the trust may hold cash and liquid investments pending purchase of our common stock and for current cash needs.

     Participants who have attained the age of 55 and have ten or more years of combined participation in the Savings Plans and the Employee Stock Ownership Plan are entitled to receive distributions of a portion of their ESOP Account balances for diversification purposes. They can invest the cash proceeds of the distribution in another retirement plan, such as an Individual Retirement Account (IRA) or the Savings Plan.

Vesting

     The ESOP Account vesting schedule provides that a participant's interest vests 50% after two years of service, 75% after three years of service, and 100% after four years of service, so that each participant's interest becomes fully vested after the participant is credited with four years of service. A participant's interest also becomes fully vested at the time the participant attains age 65, permanent disability, or death while employed by us, notwithstanding the fact that the participant has not yet been credited with four years of service.

Distributions

     A participant will normally commence receiving distributions of shares of our common stock from the ESOP Account after he or she retires, dies, becomes disabled while employed, has otherwise been separated from employment for five plan years, or is scheduled to receive a diversification distribution. When ESOP Account distributions commence before the time that our common stock has become "readily tradable" stock, as defined in the Internal Revenue Code, the trust or we are obligated to repurchase distributed shares of our common stock. This "put option" gives the holder of the shares the right to require the trust or, if the trust does not honor the put, us, to purchase all or a portion of the shares at the ESOP Account share price during two limited time periods.

     The first of these put option periods is at the time the shares are initially distributed to the participant. The second period is the 60-day period following the beginning of the plan year commencing after the distribution, subject to notification by the trust of the current valuation of our common stock. These shares will also be subject to a right of first refusal by the trust and a subsequent right of first refusal by us if the participant desires to sell these shares other than on our internal stock market. See "Description of Capital Stock -- Restrictions on Our Common Stock".

     The ESOP Account share price is actually two different prices. One price is applicable to the shares first acquired by the Employee Stock Ownership Plan in 1988, incidental to the leveraged buy-out, which constituted a controlling portion of our outstanding common stock. These shares have an "enterprise value" which was $53.25 per share as of the May 24, 2002 valuation made by the trustee upon the advice of the independent appraisal firm. The other price is applicable to shares acquired by the Employee Stock Ownership Plan subsequent to 1988, which carried no controlling factor. These shares have a "minority value" which was $51.25 per share as of the May 24, 2002 valuation. Each participant's ESOP Account tracks the number of enterprise value shares and minority value shares allocated to his or her account and distributable at any given time, and distributions are made pro rata from the two types of shares. If a share is put to the trust or us pursuant to the put option, the applicable ESOP Account share price, depending upon whether the shares bears an enterprise value or a minority value, is payable for the share.

     Commencing January 1, 2001, participants who have terminated employment and are scheduled for ordinary distributions from their ESOP Accounts in 2002 and later years are offered the opportunity to elect accelerated distributions of those shares, provided they immediately put the shares to the trust in accordance with the plan procedures and provided there are buy orders remaining open on the internal stock market. See "Market Information -- Our Internal Stock Market". The aggregate number of shares of all participants making this election which are then distributed on any internal stock market trade date is equivalent to the number of shares the trust is able to sell on the internal stock market to generate cash to honor the puts. Accelerated distribution shares are then allocated pro rata among all electing participants. Shares distributed are taken from participants' ESOP Accounts in inverse order, so the last shares otherwise due for distribution are removed first. Shares not distributed because of an inadequate internal stock market are retained in the participants' ESOP Account until the next trade date or a normal distribution date, whichever is first. Participants may make an election or revocation at any time, provided that elections must be received by the plan administrator ten business days prior to a trade date, and revocations must be received three business days prior to a trade date.

     As of September 26, 2002, we estimate an aggregate annual commitment to repurchase shares from the ESOP Accounts as follows: $12.1 million in 2002, $27.9 million in 2003, $30.1 million in 2004, $27.7 million in 2005, $23.9 million in 2006, and $241.1 million thereafter. To the extent that we or the trusts repurchase shares as described above, our ability, and the ability of the trusts, to purchase shares on our internal stock market will be adversely affected. See "Risk Factors -- We May be Obligated to Repurchase Shares of Certain ESOP Accounts".

     A participant may withdraw up to 25% of his or her aggregate vested ESOP Account after age 55 and ten years of participation, in order to diversify the investment of his or her retirement fund account. At the sixth year after this event occurs, the amount which may be withdrawn increases to 50%. This is called a diversification distribution.

     Except for the diversification distribution, participants cannot receive a distribution from the ESOP Account prior to termination of employment. In the absence of a qualified domestic relations order to the contrary, a participant's interest in the ESOP Account may not be voluntarily or involuntarily assigned or hypothecated. Any permitted designee will be subject to the same rules and limitations applicable to the participant.


GENERAL PROVISIONS OF THE SAVINGS PLANS

     The following provisions are applicable to each of the Savings Plans, including ESOP Accounts.

Trustees

     T. Rowe Price Retirement Plan Services, Inc., P. O. Box 17215, Baltimore, Maryland 21297-1215, serves as trustee of the Savings Plans, except that GreatBanc Trust Company, 45 Rockefeller Plaza, Suite 2055, New York, NY 10111 serves as trustee of our common stock accounts held in the trusts, including ESOP Accounts.

Administration

     We administer the Savings Plans through an administrative committee consisting of T. E. Blanchard, P. T. Graham, and H. M. Hougen, whose address is 11710 Plaza America Drive, Reston, Virginia 20190.

     The members of the administrative committee are appointed by and serve at the discretion of our Board of Directors. The members of the committee who are currently employed by us receive no compensation from the plans for services rendered in connection therewith.

     The committee has the power to supervise administration and control of each plan's operations including the power and authority to:

o allocate fiduciary responsibilities, other than trustee responsibilities, among the named fiduciaries,

o designate agents to carry out responsibilities relating to the plan, other than fiduciary responsibilities,

o employ legal, actuarial, medical, accounting, programming, and other assistance as the committee may deem appropriate in carrying out the plan,

o establish rules and regulations for the conduct of the committee's business and the administration of the plan,

o administer, interpret, construe, and apply the plan and determine questions relating to the eligibility, the amount of any participant's service, and the amount of benefits to which any participant or beneficiary is entitled,

o      determine the manner in which plan assets are disbursed, and

o direct the trustee regarding investment of plan assets, subject to the directions of participants when provided for in the plans.

Contribution Limitations

     The maximum contribution for any plan year which we may make to our Savings Plans for the benefit of a participant, including contributions as a result of salary deferral elections by participants, plus forfeitures, may not exceed the lesser of (1) $40,000 or (2) 100% of the participant's compensation.

Pass-Through Voting and Tendering of Common Stock

     Each participant in the Savings Plans is a "named fiduciary" under the plan and has the right to instruct the trustee on a confidential basis on how to vote shares of our common stock held in the participant's account. The trustee will vote all shares held in the Savings Plans for which no voting instructions are received in the same proportion as the shares in each plan for which voting instructions have been received are voted. The trustee is required to notify participants of their pass-through voting rights prior to each meeting of stockholders.

     In the event of a tender or exchange offer for our common stock, each participant in the Savings Plans has the right to instruct the trustee on a confidential basis whether or not to tender or exchange his or her proportionate interest in the shares of our common stock held in the Savings Plans. The trustee will not tender or exchange any allocated shares with respect to which no instructions are received from participants. Shares held in the Savings Plans which have not yet been allocated to the accounts of participants will be tendered or exchanged by the trustee, on a plan-by-plan basis, in the same proportion as the allocated shares held in each plan are tendered or exchanged.

     The fiduciary provisions of the Employee Retirement Income Security Act of 1974 (ERISA) govern the trustee's duties with respect to voting and tendering of shares of our common stock. These fiduciary provisions may require, in certain limited circumstances, that the trustee override the participants' voting instructions or decide whether or not to tender shares and determine, in the trustee's best judgment, how to vote the shares or whether or not to tender the shares.

Trustee

     Generally, the trustee has all the rights afforded a trustee under applicable law, although the trustee generally may exercise those rights at the direction of the administrative committee. Subject to this limitation and those set forth in the plans and master trust agreement, the trustee's rights include, but are not limited to, the right to:

o invest and reinvest the funds held in the plan's trust in any investment of any kind, including qualifying employer securities and qualifying employer real property as these investments are defined by ERISA, and contracts issued by insurance companies, including contracts under which the insurance company holds plan assets in a separate account or commingles separate accounts managed by the insurance company,

o    retain or sell the securities and other property held in the plan's trust,

o consent or participate in any reorganization or merger in regard to any corporation whose securities are held in the plan's trust, subject, in the case of our securities, to the participants' pass-through voting rights and right to instruct the trustee in the event of a tender or exchange offer, and to pay calls or assessments imposed on the holder or the securities,

o consent to any contract, lease, mortgage, purchase, or sale of any property between a corporation whose securities are held in the plan's trust and any other parties,

o exercise all the rights of the holder of any security held in the plan's trust, including the right to vote the securities, subject, in the case of our securities, to the participants' pass-through voting rights, convert the securities into other securities, acquire additional securities and exchange the securities, subject, in the case of our securities, to the participants' right to instruct the trustee in the event of a tender or exchange offer, and

o vote proxies and exercise any other similar rights of ownership, subject, in the case of our securities, to the participants' pass-through voting rights.

     The trustee's compensation and other expenses incurred in the establishment, administration, and operation of the plans are borne by the respective trusts to the extent permitted by law, unless we elect to pay these expenses.

Administrative and Custodial Services

     We, as well as commercial service providers, perform administrative services for the plans, principally related to accounting, valuation, and recordkeeping. The costs of the commercial service providers are borne by the trusts.

Account Statements

     Each participant is furnished with a statement of his or her accounts in the respective plans, no less frequently than annually.

Amendment and Termination

     We have reserved the right to amend each of the plans at any time and for any reason, except that no amendment may have the effect of:

o generally causing any assets of the plan trusts to be used for or diverted to any purposes other than providing benefits to participants and their beneficiaries and defraying expenses of the plans, except as permitted by applicable law,

o depriving any participant or beneficiary, on a retroactive basis, of any benefit to which they would otherwise be entitled had the participant's employment terminated immediately prior to the amendment, or

o increasing the liabilities or responsibilities of a trustee or an investment manager without its written consent.

     We have retained the right to terminate any of the plans at any time and for any reason. In addition, we may discontinue contributions to the plans; provided, however, that discontinuation of contributions will not automatically terminate the plans as to funds and assets then held by the trustee.

Employee Retirement Income Security Act (ERISA)

     Each of the Savings Plans is subject to ERISA, including reporting and disclosure obligations, fiduciary standards, and prohibited transaction rules. Because each of the plans is an individual account plan as defined in ERISA, the plans are not subject to the jurisdiction of the Pension Benefit Guaranty Corporation under Title IV of ERISA, and the plans' benefits are not guaranteed by the Pension Benefit Guaranty Corporation.

Federal Income Tax Consequences

     In our view, the following discussion includes a description of all material federal income tax considerations relating to the plans. We have not received an opinion of counsel with respect to this discussion.

     Each of the plans is intended to be qualified under Section 401(a) of the Internal Revenue Code. Qualification of the plans under Section 401(a) of the Internal Revenue Code has the federal income tax consequences described below.

     A participant will not be subject to federal income tax on employer contributions to the plans at the time contributions are made. A participant will not be subject to federal income tax on any income or appreciation with respect to the participant's accounts under the plans until distributions are made or deemed to be made to the participant.

     Neither a participant nor we will be subject to federal employment taxes on employer contributions to the plans, except as set forth below with respect to certain employer contributions to the Savings Plans. The plan trusts will not be subject to federal income tax on the contributions by us and will not be subject to federal income tax on any of their income or realized gains, assuming that the plans do not realize any unrelated-business taxable income.

     Subject to statutory contribution limitations, we will be able to deduct the amounts that we contribute as matching and discretionary contributions under the plans as compensation expense, with the amount of these deductions generally equaling the amount of the contributions.

     Distributions from the plans will be subject to federal income tax under special, complex rules that apply generally to distributions from tax-qualified retirement plans. In general, a distribution from any of the plans will be taxable in the year of receipt at ordinary income rates on the full amount of the distribution, exclusive of the amount of the distribution attributable to the participant's after-tax contributions, unless the participant:

o is eligible for and elects to roll over the portion of his or her distribution that is an "eligible rollover distribution" to an IRA, other than a Roth IRA, or another qualified plan,

o receives a distribution that is a "lump-sum distribution" and elects to utilize ten-year averaging or partial capital gains taxation of the distribution, or

o receives our common stock as part of his or her distribution and elects to defer the tax on "net unrealized appreciation" of our common stock.

These special tax rules are described below.

     However, if a participant receives an in-service distribution of his or her account balance under any of the plans, i.e., a withdrawal, the distribution is first considered a return of the participant's after-tax contributions, if any, pro rata with earnings on after-tax contributions, and to the extent attributable to after-tax contributions, the distribution will not be taxable. The balance of the distribution will be fully taxable as ordinary income unless the participant is eligible for, and elects to use, any of the special tax rules described below.

     Special rules apply to any annuity distributions made under any of the plans.

     Eligible Rollover Distributions. In general, an "eligible rollover distribution" is all or a portion of any distribution, including a withdrawal or a lump-sum distribution, from any of the plans except:

o any distribution that is one of a series of substantially equal periodic payments, not less frequently than annually, made over (1) the participant's life, or the joint lives of the participant and his or her beneficiary, (2) the participant's life expectancy, or the joint life expectancies of the participant and his or her beneficiary, or (3) a specified period of at least ten years,

o any distribution required to be made because of the participant's attainment of age 70 1/2, or

o any distribution to the extent that it consists of after-tax contributions.

     A participant can choose a direct rollover of all or any portion of his or her distribution from one of the plans that qualifies as an eligible rollover distribution. In a direct rollover, the eligible rollover distribution is paid directly from the plan to an IRA or to another qualified plan that accepts rollovers. If a participant chooses a direct rollover, he or she is not taxed on his or her distribution until he or she later takes it out of the IRA or the other qualified plan.

     If an eligible rollover distribution is not directly rolled over from one of the plans to an IRA or to another qualified plan and is, instead, paid to the participant, it is subject to mandatory 20% withholding for income taxes. The distribution is taxed in the year the participant receives it unless, within 60 days of receipt of the distribution, the participant rolls it over to an IRA or to another qualified plan. The portion of the distribution that is rolled over will not be taxed until the participant takes it out of the IRA or the other qualified plan. If the participant does not roll the distribution over, special tax rules may apply, as described below.

     A participant can roll over up to 100% of an eligible rollover distribution paid directly to him or her, including an amount equal to the 20% that was withheld for income taxes. If the participant chooses to roll over 100% of the distribution, he or she must use other money to contribute to the IRA or the other qualified plan to replace the 20% that was withheld from the distribution. If the participant rolls over only the 80% that he or she received, the participant will be taxed on the 20% that was withheld for income taxes but was not rolled over.

     Lump-Sum Distributions. A "lump-sum distribution" is a payment within one taxable year of a participant's entire account balance under one of the plans that is payable because the participant has attained age 59 1/2 or died or otherwise separated from service. In addition, the distribution will qualify as a lump-sum distribution only if the participant has participated in the plan making the distribution for at least five years. The special tax treatment for lump-sum distributions is described below.

     Under ten-year averaging, a participant who attained age 50 before January 1, 1986 may make a one-time election to calculate the tax on a lump-sum distribution by using "ten-year averaging" at 1986 tax rates and may elect to have the pre-1974 portion of the lump-sum distribution taxed at 1986 capital gains rates. Ten-year averaging often reduces the tax a participant owes because it treats the distribution much as if it were paid over ten years.

     The special ten-year averaging treatment, as well as partial capital gains treatment, of lump-sum distributions is applicable to a lump-sum distribution from a plan only if all other lump-sum distributions, whether or not from the same plan or plans of a similar type, received during the same taxable year by the participant are treated in the same manner. So, for example, if a participant receives a lump-sum distribution from his or her regular Savings Plan account and ESOP Account in the same taxable year, he or she could not elect to use ten-year averaging on one account while electing a rollover to an IRA of the distribution from the other.

     If a participant receives a lump-sum distribution that includes common stock, he or she also may be eligible to use the special rule relating to "net unrealized appreciation" described below.

     Distributions of Common Stock. There is a special rule for a distribution from any of the plans that includes shares of common stock. To use this special rule, (1) the distribution must qualify as a lump-sum distribution, as described above, or would qualify except that the participant does not yet have five years of participation in the plan, or (2) the common stock included in the distribution must be attributable to the participant's after-tax contributions, if any, to the plan. Under this special rule, the participant may have the option of not paying tax on the net unrealized appreciation of the common stock until he or she sells or otherwise disposes of the shares of common stock in a taxable transaction. Net unrealized appreciation generally is the increase in the value of the common stock while it was held by the plan. Upon disposition of the common stock in a subsequent taxable transaction, the gain realized, if any, may be eligible for capital gains treatment. Because the rules governing the tax treatment of capital gains and losses, and their application to tax-qualified plans, are complex and subject to change, participants should consult their tax advisors.

     A participant may instead elect not to have the special rule apply to the net unrealized appreciation. In this case, the net unrealized appreciation will be taxed in the year the participant receives the shares of common stock, unless he or she rolls over the common stock, including the net unrealized appreciation, to an IRA or another qualified plan. However, if the participant rolls over the common stock to an IRA, the special rule for net unrealized appreciation does not apply when the common stock is distributed from the IRA.

     "Early" distributions from the plans will result in an additional 10% excise tax on the taxable portion of the distributions, except to the extent the distribution (1) is rolled over into an IRA or other qualified plan or (2) is used for deductible medical expenses. "Early" distributions are distributions made prior to the date the participant attains age 59 1/2 unless:

o        due to permanent disability of the participant,

o made to a beneficiary or an alternate payee under a qualified domestic relations order, or

o made to a participant who terminated employment during or after the calendar year the participant attained age 55.

     In general, the rules summarized above that apply to distributions to participants also apply to distributions to surviving spouses of employees and to spouses or former spouses who are "alternate payees" under a qualified domestic relations order. A qualified domestic relations order is an order issued by a court, usually in connection with a divorce or legal separation. Some of the rules summarized above also apply to a deceased participant's beneficiary who is not a spouse. However, there are some exceptions for distributions to surviving spouses, alternate payees, and other beneficiaries that should be mentioned.

     If a surviving spouse or an alternate payee receives an eligible rollover distribution from any of the plans, he or she has the same choices as the participant with respect to the distribution, except that a surviving spouse may roll over the distribution only to an IRA, and not to another qualified plan. A beneficiary other than a surviving spouse may not roll over any distribution from any of the plans.

     A surviving spouse, an alternate payee, or another beneficiary may be able to use the special tax treatment for lump-sum distributions and the special rule for distributions that include common stock, as described above. A beneficiary who receives a distribution from one of the plans because of the participant's death may be able to treat the distribution as a lump-sum distribution if the participant met the appropriate age requirements, whether or not the participant had five years of participation in the plan.

     A participant's account balances under all the plans must be included in the gross estate of a participant for federal estate tax purposes upon his or her death. If the distributee is the participant's spouse, to the extent of the amount included in the participant's gross estate, an unlimited marital deduction may be available.

     In addition to the federal income tax consequences applicable to all of the plans, the deferred funds of the Savings Plans are intended to be a qualified "cash or deferred arrangement" under Section 401(k) of the Internal Revenue Code. A participant in the Savings Plans who elects to defer a portion of his or her compensation and have us contribute it to the Savings Plans will not be subject to federal income tax on the amounts contributed at the time the contributions are made. However, these contributions will be subject to social security taxes and certain federal unemployment taxes. Elective deferrals by a participant to his or her Savings Plan account are limited to certain annual amounts (adjusted for cost-of-living changes). This annual limit applies on an employee-by-employee basis to all 401(k) plans in which the employee participates, including plans of other employers. For calendar year 2002, the adjusted limit is $11,000.

     Generally, we will be able to deduct the amounts that we contribute to the Savings Plans pursuant to employee elections to defer a portion of their compensation, as well as any matching or additional employer contributions we make to the deferred fund. The deduction will be equal to the amount of contributions made.

     With respect to loans from the Savings Plans commencing after December 31, 1986, any interest paid by the participant will not be deductible, regardless of the purpose of the loan or use of the loan proceeds. Moreover, interest paid on any loan from any of the plans by a "key employee", as defined in Section 416(i) of the Internal Revenue Code, will not be deductible.

     Participants should consult their own tax advisors with respect to all federal, state, and local tax effects of participation in the plans. Moreover, we do not represent that the foregoing tax consequences will apply to any particular participant's specific circumstances or will continue to apply in the future, and we make no undertaking to maintain the tax-qualified status of the plans under Section 401(a) of the Internal Revenue Code.


EMPLOYEE STOCK PURCHASE PLAN

General

     The ESPP was adopted on May 10, 1995, and it became effective July 1, 1995. The ESPP is intended to qualify as a stock purchase plan under Section 423(b) of the Internal Revenue Code. The ESPP provides for the purchase of our common stock by participating employees through voluntary payroll deductions. At each trade date, the ESPP will purchase for the account of each participant that number of shares of our common stock which may be acquired with the funds available in the participant's stock purchase account, together with our contribution described below. The ESPP is not subject to ERISA.

Eligibility

     Generally, all of our employees are eligible to participate in the ESPP. However, no employee who owns our capital stock having more than five percent of the voting power or value of the capital stock is able to participate. An employee's eligibility to participate in the ESPP will terminate upon termination of employment.

     Employees may participate in the ESPP by completing a payroll deduction authorization and establishing a brokerage account with the broker-dealer handling our internal stock market. The minimum payroll deduction allowed is $7.00 per week, and the maximum deduction is $450 per week. No employee is entitled to purchase an aggregate amount of common stock having a value, measured as of its purchase date, in excess of $25,000 in any calendar year pursuant to the ESPP and any other employee stock purchase plan that may be adopted by us.

Purchase of Shares/Discount

     Shares of our common stock purchased under the ESPP will be acquired on our internal stock market. See "Market Information -- Our Internal Stock Market". The amount of the payroll deductions will be used to purchase shares at a discount established from time to time by the Compensation Committee, not to exceed 15% of the prevailing formula price. We may either pay the discount portion to the ESPP in cash or deliver a sufficient number of shares having a value equal on the applicable trade date to the aggregate amount of the discount. The Compensation Committee has established the current discount rate at 15%. We reserved 100,000 shares of our common stock in 1995 for possible issuance under the ESPP in satisfaction of this contribution obligation, but we have not issued any of these shares to date.

Distribution, Withdrawals, and Sales

     Shares of our common stock acquired under the ESPP will be allocated to each participant's individual ownership account immediately following the trade date in which the acquisition occurred. These shares may not be sold until the participant has owned them for at least one year. However, within 45 days following termination of a participant's employment for any reason, we may in our sole discretion purchase the shares from the participant or his or her estate or legal representatives at the most recent formula price. If required by applicable state securities laws and if the initial purchase price were higher than the most recent formula price, we would have to pay the amount of the initial purchase price for the shares.

     Pursuant to our by-laws, all shares of our common stock purchased through the ESPP will be subject to our right of first refusal in the event that the participant desires to sell the shares other than on our internal stock market. See "Description of Capital Stock -- Restrictions on Our Common Stock".

     Participants may withdraw the money held in their stock purchase accounts at any time prior to its use to purchase shares, although upon doing so the participant will not be eligible to participate in the ESPP until three months after withdrawal. No interest will be paid on the money held in the stock purchase accounts of the participants.

Amendment and Termination

     Our Board of Directors may suspend or amend the ESPP in any respect, except that no amendment may:

o increase the maximum number of shares authorized to be issued under the Plan,

o increase our contribution for each share purchased above 15% of the applicable purchase price for that share,

o cause the ESPP to fail to qualify under Section 423 of the Internal Revenue Code, or

o deny to participating employees the right at any time to withdraw from the ESPP and obtain all amounts then due to their credit in their stock purchase accounts.

     The ESPP will terminate on December 31, 2004, unless extended by our Board of Directors.

Administration

     A commercial service provider performs administrative services for the ESPP, principally related to accounting and recordkeeping. The costs of these administrative services are borne by us.

Federal Income Tax Consequences

     In our view, the following discussion includes a description of all material federal income tax considerations relating to the ESPP. We have not received an opinion of counsel with respect to this discussion.

     For federal income tax purposes, a participant in the ESPP will recognize no taxable income until the taxable year of sale or other disposition of the shares of our common stock acquired under the ESPP.

     When the shares are disposed of by a participant more than two years after the date the shares were purchased for the participant's account, the participant must recognize ordinary income for the taxable year of disposition to the extent of the lesser of:

o the "discount", which is the excess of the fair market value of the shares on the purchase date over the amount of the purchase price paid by the participant, or

o the amount by which the fair market value of the shares at disposition or death exceeds the purchase price.

     In addition, a participant generally will recognize long-term capital gain equal to the excess, if any, of the proceeds from the disposition over the sum of the purchase price paid by the participant for the shares and the amount of ordinary income the participant recognizes. If the proceeds from disposition of the shares are less than the purchase price paid by the participant, the participant generally will be entitled to a capital loss. In the event of a participant's death while owning shares acquired under the ESPP, ordinary income must be recognized in the year of death in the amount specified in the first sentence of this paragraph.

     When the shares are disposed of prior to the expiration of the two-year holding period, a "disqualifying disposition", the participant must recognize ordinary income in the amount of the discount, even if the disposition is by gift or is at a loss. In addition, the participant will generally recognize (1) capital gains equal to the excess, if any, of the proceeds from the disposition over the fair market value of the shares on the purchase date, or (2) capital loss equal to the excess, if any, of the fair market value of the shares as of the purchase date over the proceeds from the disposition of the shares.

     The tax treatment and tax rate applicable to any capital gain a participant recognizes from the disposition of shares acquired under the ESPP depends on the length of time the participant has held the shares, the amount of the participant's other income during the year, and other factors. In general, as of the date of this prospectus, the maximum tax rate applicable to any capital gain arising from a participant's disposition of these shares is 20 percent in the case of shares held for more than one year, and 38.6 percent in the case of shares held for one year or less. For years beginning after December 31, 2000, reduced maximum rates may apply with respect to any capital gain recognized from the disposition of shares that, under special rules, are treated as having been acquired after December 31, 2000 and held for more than five years.

     The deduction of any capital loss you may recognize from the disposition of shares acquired under the ESPP are subject to limitations. Because the rules governing the tax treatment of capital gains and losses are complex and subject to change, participants should consult their tax advisors.

     Participants should consult their own tax advisors with respect to all federal, state, and local tax effects of participation in the ESPP. Moreover, we do not represent that the foregoing tax consequences will apply to any participant's specific circumstances or will continue to apply in the future. We make no undertaking to maintain the qualified status of the ESPP under Section 423 of the Internal Revenue Code.


1995 STOCK OPTION PLAN

General

     Our Board of Directors approved the 1995 Stock Option Plan (Option Plan) on February 10, 1995, and it became effective July 1, 1995. The Option Plan authorized the granting of stock options with respect to an aggregate of 1,250,000 shares of our common stock, during the period July 1, 1995 through June 30, 2001. As of September 26, 2002, 189,538 options have been exercised, 1,027,375 options are outstanding, and no options are available for award.

     The exercise price of options granted under the Option Plan is determined by the Compensation Committee and may not be less than 100% of the most recent formula price of our common stock as of the date of grant.

     All options granted pursuant to the Option Plan are non-transferable except by will or the laws of intestate succession.

Eligibility and Participation

     The persons eligible to receive options under the Option Plan are directors and key employees designated by the Compensation Committee.

Vesting of Options

     Except as otherwise determined by the Compensation Committee, the right to exercise options granted prior to March 5, 1998 under the Option Plan vest at the rate of 20% per year during the five-year period following the date of the grant, and the right to exercise options granted on and after that date vest at the rate of 25% per year during the four-year period following the date of the grant. Options granted prior to March 5, 1998 will expire seven years after the date of grant unless earlier exercised; other options will expire ten years after the date of grant.

     In the event we are involved in a change of control, all options vest immediately and may be exercised within 30 days, unless they are replaced with options of an equal or greater value.

Exercise of Options

     If an optionee's employment terminates as a result of death, all options vest and may be exercised by the employee's estate or legal representative during the six-month period following death. If the employee terminates by reason of disability or retires before age 65, all options vested as of the termination date may be exercised during the six-month period following termination or retirement. If an option retires at or after age 65, all options become vested at the date of retirement and may be exercised within one year. Upon termination of employment for any other reason, all options, whether or not vested, will terminate, unless otherwise authorized by the Compensation Committee, which may authorize the employee to exercise vested options within 30 days.

     Upon the exercise of an option, the exercise price and payroll taxes are payable in cash or in shares of our common stock valued at the formula price on the date of exercise.

Amendment and Termination

     The Option Plan will terminate, and all unexercised options will expire, ten years after the grant of the last option, which will be June 29, 2011.

     The Option Plan may be amended, terminated, or revised by our Board of Directors, except that no amendment may impair any outstanding option without the consent of the holder of the option.

General Provisions

     All shares issued upon exercise of options granted under the Option Plan are subject to (1) our right of first refusal in the event that the optionee desires to sell his or her shares other than on our internal stock market and
(2) our right of repurchase upon termination of the optionee's employment or affiliation. See "Description of Capital Stock -- Restrictions on Our Common Stock".

     If the outstanding shares of our common stock are changed into or exchanged for a different number or kind of shares or securities through reorganization, merger, recapitalization, reclassification or similar transaction, or if the number of outstanding shares is changed through a stock split, stock dividend, stock consolidation, or similar transaction, an appropriate adjustment, determined by our Board of Directors in its sole discretion, will be made in the number and kind of shares and the exercise price per share of options which are outstanding.

Administration

     The Compensation Committee of our Board of Directors administers the Option Plan. The current members of the Compensation Committee are H. S. Winokur, Jr.,
M. P. C. Carns, and P. G. Kaminski. The address of each member is 11710 Plaza America Drive, Reston, Virginia 20190. The Compensation Committee is appointed annually by our Board, which may also fill vacancies or replace members of the Compensation Committee.

     Subject to the express provisions of the Option Plan, the Compensation Committee has the authority to:

o        interpret the Option Plan,

o prescribe, amend, and rescind rules and regulations relating to the Option Plan,

o determine the individuals to whom and the time or times at which options may be granted and the number of shares to be subject to each option granted under the Option Plan,

o determine the terms and conditions of the option agreements under the Option Plan, which need not be identical, and

o make all other determinations necessary or advisable for the administration of the Option Plan.

     The members of the Compensation Committee receive no compensation from the Option Plan for services rendered in connection therewith.

Federal Income Tax Consequences

     In our view, the following discussion includes a description of all material federal income tax considerations relating to the Option Plan. We have not received an opinion of counsel with respect to this discussion.

     All options granted under the Option Plan are non-qualified stock options; that is, they do not receive the same treatment under the Internal Revenue Code as do "qualified" incentive stock options. Generally, the optionee will not be taxed at the time of the grant of a non-qualified stock option. At the time of exercise of an option, the optionee will recognize ordinary income for federal income tax purposes and be liable for FICA and Medicare taxes, based on the excess of fair market value at the time of exercise over the exercise price. We will generally be entitled to a tax deduction at the same time and in the same amount that the optionee realizes ordinary income.

     When common stock acquired upon the exercise of a non-qualified stock option is later sold, the difference between the sale price and the fair market value of the shares on the date of exercise is generally taxable, provided the stock is a capital asset in the holder's hands, as long-term or short-term capital gain or loss, depending upon the holding period for the common stock at the time of disposition.

     If payment of the exercise price of a non-qualified stock option is made by surrendering previously owned shares of common stock, the following rules apply:

o No gain or loss will be recognized as a result of the surrender of shares in exchange for an equal number of shares subject to the non-qualified stock option,

o The number of shares received equal to the shares surrendered will have a basis equal to the shares surrendered and a holding period that includes the holding period of the shares surrendered, and

o The additional shares received (1) will be taxed as ordinary income in an amount equal to the fair market value of the shares at the time of exercise, (2) will have a basis equal to the amount included in taxable income by the optionee, and (3) will have a holding period that begins on the date of the exercise.

     The tax treatment of capital gains is discussed above in the discussion of federal income taxes for the ESPP. See "Employee Benefit Plans -- Employee Stock Purchase Plan".

     Holders of options granted under the Option Plan should consult their own tax advisors for specific advice with respect to all federal, state, or local tax effects before exercising any options and before disposing of any shares of our common stock acquired upon the exercise of an option. Moreover, we do not represent that the foregoing tax consequences apply to any particular option holder's specific circumstances or will continue to apply in the future.


1999 LONG-TERM INCENTIVE STOCK PLAN

     On March 3, 1999, we adopted the 1999 Long-Term Incentive Stock Plan, which is an employee benefit plan under which selected employees and directors may receive incentive-based stock options, restricted stock, and other stock-based awards. We may issue up to 900,000 additional shares under this plan. The issuances of shares under that plan are not the subject of this offering or this prospectus.


EXECUTIVE INCENTIVE PLAN

General

     Our EIP became effective in 1993 and has been modified from time to time to reflect management's current incentive goals. The EIP provides for the annual award of discretionary bonuses based on the achievement of specific financial and individual performance goals. The EIP was amended effective January 1, 1996 to provide for the payment of 20% of each award in the form of shares of our common stock, based on the most recent formula price.

     We reserved 300,000 shares of our common stock in 1995 for possible issuance under the EIP, and 45,312 shares have been issued to date. The EIP is not subject to ERISA and is not intended to be qualified under Section 401(a) of the Internal Revenue Code.

Eligibility and Participation

     Our officers and certain key executive employees are designated by the Compensation Committee to be eligible to participate in and receive bonuses under the EIP.

Awards

     Each year we establish bonus pools representing the aggregate targeted bonuses negotiated in advance with EIP participants. Awards under the EIP are generally made based upon the achievement of previously established individual and financial performance criteria. Awards under the EIP are made based on recommendations of our Chief Executive Officer to the Compensation Committee. Awards of bonuses, including potential shares of common stock, may also be subject to forfeiture, in whole or in part, in the event of termination of the person's employment prior to the date for payment of awards.

     Awards of bonuses under the EIP are generally distributed after the end of the fiscal year to which the bonus relates. After calculation of the bonus amount and allowing for applicable taxes, 20% of the net bonus amount is normally paid in the form of shares of our common stock, valued at the formula price.

     Pursuant to our by-laws, all shares of our common stock distributed under the EIP will be subject to our right of first refusal in the event that the participant desires to sell these shares other than on our internal stock market. See "Description of Capital Stock -- Restrictions on Our Common Stock".

     As an exception to the normal procedure, the Compensation Committee directed that no shares would be issued under the EIP in 2002 as a result of bonuses accrued during 2001.

Federal Income Tax Consequences

     In our view, the following discussion includes a description of all material federal income tax considerations relating to the EIP. We have not received an opinion of counsel with respect to this discussion.

     Awards under the EIP that are not subject to forfeiture are taxable as ordinary income to the recipient at the time of receipt.

     Recipients of awards under the EIP should consult their own tax advisors with respect to all federal, state, and local tax effects of participation in the Incentive Plan. Moreover, we do not represent that the foregoing tax consequences will apply to any particular participant's specific circumstances.

Amendment and Termination

     The EIP may at any time be amended or terminated by the Compensation Committee.


Administration

     The Compensation Committee of our Board of Directors administers the EIP.

--------------------------------------------------------------------------------
                          Description of Capital Stock




General

     Our authorized capital stock consists of 20,000,000 shares of common stock, par value $0.10 per share, of which, as of September 26, 2002, 10,568,541 shares are outstanding, and 123,711 shares of Class C Preferred, par value $0.10 per share, of which none are outstanding. As of September 26, 2002, there were approximately 849 holders of record of our common stock.

     The following is a summary of the material provisions of our certificate of incorporation and by-laws regarding our capital stock. The summary is not complete and is qualified in its entirety by reference to our certificate of incorporation and by-laws, copies of which are incorporated by reference to the registration statement of which this prospectus is a part.

Common Stock

     The holders of our common stock are entitled to one vote per share held of record in elections for directors and on all other matters required or permitted to be approved by a vote of our stockholders. Each share of our common stock is equal in respect of rights and liquidation and rights to dividends and to distributions. Our stockholders will not have any preferred or preemptive rights to subscribe for, purchase, or receive additional shares of any class of our capital stock, or any options or warrants for shares, or any rights to subscribe for or purchase shares, or any securities convertible into or exchangeable for shares which may be issued, sold, or offered for sale by us.

Restrictions on Our Common Stock

     Our Board of Directors amended our by-laws on May 10, 1995, to provide that no share of our common stock issued on or after May 11, 1995 may be sold or transferred by the stockholder to any third party, other than by descent or distribution, bona fide gift, or bona fide sale. A bona fide sale may only occur after the stockholder has first offered in writing to sell the share to us at the same price and under substantially the same terms as apply to the intended sale, and we have failed or declined in writing to accept these terms within 14 days of receipt of the written offer or have refused to proceed to a closing on the transaction within a reasonable time. The sale to the third party following our failure, declination, or refusal must be made on the same terms which were not previously accepted by us and within 60 days following our failure, declination, or refusal, or we must again be offered refusal rights prior to a sale of the shares.

     Our right of first refusal right does not apply to:

o any transactions made at the current formula price through our internal stock market,

o any transactions made at any time while our common stock is listed for trading on a national securities exchange or on the over-the-counter market,

o shares which have been reissued to the holder in exchange for shares issued prior to May 11, 1995, to the extent the previously issued shares were not subject to any right of first refusal by us or our stockholders, or

o shares tendered in response to a tender offer or otherwise sold, transferred, or converted pursuant to a merger or acquisition agreement which has been approved by our Board of Directors.


         Shares of our common stock purchased on our internal stock market will be subject to market-rules transfer restrictions having the same effect as those contained in the by-laws. Shares of our common stock issued prior to May 11, 1995 are not subject to these restrictions. See "Risk Factors -- Right of First Refusal".

--------------------------------------------------------------------------------
                            Validity of Common Stock


     The validity of our common stock offered by this prospectus has been passed upon for us by H. Montgomery Hougen, our Vice President and Secretary and Deputy General Counsel. As of September 26, 2002, Mr. Hougen owned directly and indirectly 16,467 shares of common stock and options to purchase 9,500 shares of our common stock. Mr. Hougen is the beneficial owner of an additional 4,631 shares through our benefit plans.


--------------------------------------------------------------------------------
                                     Experts


     The financial statements and the related financial statement schedule incorporated in this prospectus by reference from the Company's Report on Form 8-K dated November 12, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                                    ---------------------------
                                                           PROSPECTUS
                                                    ---------------------------


No dealer, salesperson, or any other
person has been authorized to give any
information or to make any representations
other than those contained in this
prospectus in connection with the offer
contained in this prospectus. If any
such offer is given or made, any
information or representations must
not be relied upon as having been
authorized by us. This prospectus is not
an offer of any securities other than the
shares described in this prospectus. It
is not an offer to sell, or a solicitation
of an offer to buy, any securities to any
person in any jurisdiction in which such
offer or solicitation is not authorized,
or to any person to whom it is not lawful
to make such an offer or solicitation.
Neither the delivery of this prospectus               11,969,313 Shares
nor any sale made hereunder at any time implies that information contained in this prospectus is correct as of any time subsequent to the date of this prospectus.


-------------------------------------------------


                       TABLE OF CONTENTS



                                               Page

Where You Can Find More Information             ii        Common Stock
Summary                                          1
DynCorp                                          1   par value $0.10 per share
Risk Factors                                     2
Selected Consolidated Financial Data             7
Securities Offered by This Prospectus           10
Market Information                              14
Use of Proceeds                                 18
Employee Benefit Plans                          18
Description of Capital Stock                    37
Validity of Common Stock                        38
Experts                                         38
                                                         ___________, 2002




                                                            PROS-DYN 10/02
--------------------------------------------------------------------------------

                                     PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

     Not applicable.

Item 15.  Indemnification of Directors and Officers.

     Section 102 of the General Corporation Law of the State of Delaware (GCL) allows a corporation to eliminate the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except in cases where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or a knowing violation of law, authorized the unlawful payment of a dividend or approved an unlawful stock redemption or repurchase or obtained an improper personal benefit. The Registrant's Amended and Restated Certificate of Incorporation, a copy of which is filed as an exhibit to this registration statement, contains a provision which eliminates directors' personal liability as set forth above.

     The Amended and Restated Certificate of Incorporation of the Registrant and the By-Laws of the Registrant provide in effect that the Registrant shall indemnify its directors, officers and employees to the extent permitted by
Section 145 of the GCL. Section 145 of the GCL provides that a Delaware corporation has the power to indemnify its officers and directors in certain circumstances.

     Subsection (a) of Section 145 of the GCL empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation), against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding provided that such director or officer acted in good faith in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, provided that such director or officer had no cause to believe his or her conduct was unlawful.

     Subsection (b) of Section 145 empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred in connection with the defense or settlement of such action or suit provided that such director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter for which such director or officer shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action was brought shall determine that despite the adjudication of liability such director or officer is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

     Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and empowers the corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or her or incurred by him or her in any such capacity or arising out of his or her status as such whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145.

Item 16.  Exhibits.

Exhibit                        Description
3.1.... Amended and Restated Certificate of Incorporation of the Registrant
        (incorporated by reference to Registrant's Form 10-K/A for 1995, File No. 1-3879)
3.2.....By-Laws of the Registrant (incorporated by reference to Registrant's
        Form 10-Q for the third quarter 2002, File No. 1-3879)
4.1.... Specimen Common Stock Certificate (incorporated by reference to
        Registrant's Form 10-K for 1988, File No. 1-3879)
4.2.... Capital Accumulation and Retirement Plan, as amended (incorporated by reference to Registrant's Form S-1, File No. 33-59279)
4.3... Savings and Retirement Plan, as amended (incorporated by reference to Registrant's Form S-1, File No. 33-59279)
4.4... Credit Agreement by and among Citicorp USA, Inc., certain Lenders, the Registrant and Dyn Funding Corporation, dated December 10, 1999 (incorporated by reference to Registrant's Form 8-K, filed December 27, 1999, File No. 1-3879)
4.5... Indenture, dated March 17, 1997, between the Registrant and United States Trust Company of New York relating to the 9 1/2% senior subordinated notes due 2007 (incorporated by reference to Registrant's Form S-4, File No. 333-25355)
4.6.... Purchase Agreement dated as of December 10, 1999 among certain
        Purchasers and the Registrant relating to $40,000,000 Aggregate Principal Amount of 15% Senior Subordinated Notes due 2007 (incorporated by reference to Registrant's Form 8-K, filed December 27, 1999, File No. 1-3879)
4.7... Registration Rights Agreement, dated as of December 10, 1999, among the Registrant, DB Capital Investors, L.P., The Northwestern Mutual Life Insurance Society, and Wachovia Capital Investors (incorporated by reference to Registrant's Form 8-K, filed December 27, 1999, File No. 1-3879)
5.....  Opinion of H. Montgomery Hougen (previously filed)
10.1..  Executive Incentive Plan (incorporated by reference to Registrant's
        Form 10-K for 1999, File No. 1-3879)
10.2.. 1995 Stock Option Plan (incorporated by reference Registrant's Form 10-K for 2001, File No. 1-3879)
10.3.. 1999 Long-Term Incentive Stock Plan (incorporated by reference to Registrant's Form 10-K for 2001, File No. 1-3879)
10.4.. Employee Stock Purchase Plan (incorporated by reference to Registrant's Form S-1, File No. 33-59279)
10.5.. Equity Target Ownership Policy (incorporated by reference to Registrant's Form S-1, File No. 33-59279)
11....  Computation of Earnings Per Common Share for the Years Ended December
        27, 2001, December 28, 2000, and December 30, 1999 (incorporated by reference to Registrant's Form 10-K for 2000, File No. 1-3879)
13.1.. Registrant's 2001 Annual Report Amendment No. 2 Form 10-K/A (filed with the Securities and Exchange Commission on November 1, 2002, File No. 1-3879)
13.2.. Registrant's Quarterly Report Amendment No. 1 on Form 10-Q/A for the Quarter Ended March 28, 2002 (filed with the Securities and Exchange Commission on November 5, 2002)
13.3.. Registrant's Quarterly Report Amendment No. 1 on Form 10-Q/A for the Quarter Ended June 27, 2002 (filed with the Securities and Exchange Commission on November 8, 2002)
13.4... Registrant's Quarterly Report on Form 10-Q for the Quarter Ended
        September 26, 2002 (filed with the Securities and Exchange Commission on November 15, 2002)
21... Subsidiaries of the Registrant (incorporated by reference to Registrant's Form 10-K for 2002, File No. 1-3879)
23...   Consent of Deloitte & Touche LLP (filed herewith)
24....  Powers of Attorney (previously filed)
99.1..  Internal Stock Market Rules (filed herewith)

Item 17.  Undertakings

     The undersigned Registrant hereby undertakes:

     1. To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

         (a) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act").

         (b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission (the "Commission") pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

         (c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs 1(a) and 1(b) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     2. That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions set forth in Item 15 or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in conjunction with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this post-effective amendment to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Fairfax, Commonwealth of Virginia, on November 15, 2002.

                                     DynCorp

                                     By:  /s/ Paul V. Lombardi *
                                     ----------------------
                                     Paul V. Lombardi
                                     President and Chief Executive Officer

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature to this post-effective amendment to registration statement appears below hereby appoints Paul V. Lombardi, David L. Reichardt and H. Montgomery Hougen, and each of them, any one of whom may act without the joiner of the others, as his or her attorney in fact with full power of substitution and resubstitution to sign on his or her behalf individually and in the capacity stated below, and to sign and file all amendments and post-effective amendments to this post-effective amendment to its registration statement and any and all other documents that may be required in connection with the filing of this post-effective amendment to registration statement, which amendments may make such changes and additions to this post-effective amendment to registration statement as such attorney in fact may deem necessary or appropriate.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this post-effective amendment to the Registrant's registration statement has been signed below by the following persons in the capacities and on the dates indicated:



Signature                                         Title             Date

/s/* Paul V. Lombardi          President and Director         November 15, 2002
---------------------       (Principal Executive Officer)
Paul V. Lombardi

/s/* Patrick C. Fitzpatrick    Senior Vice President and      November 15, 2002
---------------------------     Chief Financial Officer
Patrick C. FitzPatrick       (Principal Financial Officer)

/s/* David L. Reichardt        Senior Vice President,         November 15, 2002
-----------------------      General Counsel and Director
David L. Reichardt

/s/* John J. Fitzgerald        Vice President and Controller  November 15, 2002
-----------------------      (Principal Accounting Officer)
John J. Fitzgerald

/s/* Dan R. Bannister            Director                     November 15, 2002
---------------------
Dan R. Bannister

/s/* T. Eugene Blanchard         Director                     November 15, 2002
------------------------
T. Eugene Blanchard

                                 Director
---------------------------
Michael P. C. Carns

                                 Director
Paul G. Kaminski

/s/* Dudley C. Mecum II          Director                     November 15, 2002
-----------------------
Dudley C. Mecum II

                                 Director
H. Brian Thompson

/s/* Herbert S. Winokur, Jr.     Director                    November 15, 2002
---------------------------
Herbert S. Winokur, Jr.

* By:  /s/ H. Montgomery Hougen                              November 15, 2002
       ------------------------
       H. Montgomery Hougen
       Attorney-in-Fact

                                   Exhibit 23


INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in this Post-Effective Amendment No. 8 to Registration Statement No. 33-59279 of DynCorp on Form S-2 to Form S-1 of our report dated October 11, 2002 (November 7, 2002 as to Note 21) (which report expresses an unqualified opinion and includes an explanatory paragraph related to the revision of the financial statements) appearing in Form 8-K, dated November 12, 2002, of DynCorp for the year ended December 27, 2001, and to the reference to us under the heading "Experts" in the Prospectus, which is part of such Registration Statement.


Deloitte & Touche LLP
McLean, Virginia
November 15, 2002

                                  Exhibit 99.1



                           Internal Stock Market Rules
                   (As amended and restated September 9, 2002)


     The following rules are to be applied to the operation of the DynCorp Internal Stock Market.

     DynEx may, from time to time, change Market rules and procedures and may, in its discretion, postpone or cancel a scheduled Trade Date at any time.

     The Market permits DynCorp stockholders to sell shares of DynCorp common stock on predetermined Trade Dates each year. Normally, a Trade Date will be scheduled once each fiscal quarter. Sales will be made at the prevailing Formula Price to trustees and administrators of DynCorp's employee benefit plans and to eligible employees and directors of DynCorp. Any employee or director who resides in a state where direct individual purchase through the Market is permitted, whether by reason of registration under or exemption from state securities laws, is eligible to make purchases on the Market. In addition, DynCorp is authorized, but not obligated, to sell or purchase shares in the Market in order to balance a trade, provided that DynCorp cannot be both a seller and a buyer on the same Trade Date.

     All record holders of DynCorp common stock are eligible to offer to sell some or all of the shares owned by them on any Trade Date. In the case of shares owned beneficially, sales must be directed by the record holder and in accordance with any relevant instrument relating to the rights and obligations of the respective parties. If the aggregate number of shares offered for sale by the sellers is greater than the aggregate number of shares sought to be purchased by authorized buyers on a specific Trade Date, offers to sell will be treated in the following manner.

o Offers to sell shares (other than Accelerated Distribution Shares (*)) by the trustees of the Savings and Retirement Plan (SARP) and Capital Accumulation and Retirement Plan (CAP), up to the number of shares sought to be purchased by the SARP and CAP trustees, will be accepted for purchase first.

o Offers to sell 500 shares or less (other than Accelerated Distribution Shares), up to the first 500 shares if more than 500 shares are offered by a seller, will be accepted for purchase next. If there are insufficient purchase orders to support the primary allocation of 500 shares per seller, then the purchase orders will be allocated on an equal percentage of the first 500 shares per seller, among all of the proposed sellers.

o If additional purchase orders then remain open, the same procedure will be applied to the next 10,000 shares (other than Accelerated Distribution Shares) remaining to be offered by each seller.

o If additional purchase orders then remain open, the same procedure will be applied to the next 20,000 shares (other than Accelerated Distribution Shares) remaining to be offered by each seller.

o If additional purchase orders then remain open, offers to sell any remaining shares (other than Accelerated Distribution Shares) will be accepted for purchase on a pro-rata basis based on the number of shares then remaining to be offered by each seller.

o If additional purchase orders then remain open, remaining offers to sell shares by the trustees of the SARP and CAP, including Accelerated Distribution Shares, will be accepted for purchase on a pro-rata basis based on the total number of such shares offered for sale.

o Subject to applicable legal or contractual restrictions and the availability of funds, DynCorp may, in its discretion, purchase sufficient shares on each Trade Date so that each stockholder wishing to sell shares will be able to sell additional shares in accordance with some or all of the above preferences.

     If the aggregate purchase orders exceed the number of shares available for sale, the following prospective buyers will have priority, in the order listed:

1.       the trustees of the SARP and CAP;

2.       the administrator of the Employee Stock Purchase Plan; and

3.       eligible employees and directors, on a pro rata basis.

     To the extent that the aggregate number of shares sought to be purchased exceeds the aggregate number of shares for sale, DynCorp may, but is not obligated to, sell shares into the Market.

     Buck Investment Services ("BIS"), an NASD-registered broker-dealer, will maintain the Market for DynEx. Prior to each Trade Date, BIS will notify record holders in writing of the pending Trade Date and price at which shares will be sold and will provide instructions regarding submission of stock certificates and other administrative requirements. BIS will receive all sell orders from stockholders and purchase orders from authorized buyers. On the Trade Date, BIS will clear trades on an agency-only, unsolicited basis between sellers and buyers of shares (including, to the extent applicable, DynCorp) according to the priority rules described above. BIS will then forward payments to sellers, minus the commission, and will issue the shares to the buyers. Shares will be issued in book-entry form unless certificated form is required by law or requested by the buyer. Commission provisions are discussed in the underlying agreement with BIS.

     Sale or purchase orders must be delivered to BIS no later than close of business on the second business day prior to a Trade Date.

     Individual sellers (other than sellers of Accelerated Distribution Shares) will pay a sales commission to BIS of one percent (1%) of the sales price. The Company and the SARP and CAP trustees will not pay such a commission in the event of a sale. Buyers will not pay any commission.

     For purchases by entities such as plan administrators, DynCorp will coordinate wire transfers of payments to BIS' Special Reserve Account, established for the protection of customer funds, with transmittal instructions to be issued no later than noon on the first business day following the day BIS advises DynCorp of the amount required. For purchases by individuals, deposits in good federal funds must be received by BIS' Special Reserve Account prior to the Trade Date.

     Shares purchased by individual employees or directors may be issued in joint names or in the name of a trust for the benefit of the buyer or eligible transferees.

     BIS will not buy or sell shares for its own account.

     Shares issued as a result of purchases in the Market will be subject to the following restrictions regarding resale or other distribution of the shares:

     Shares purchased on the Market may not be sold or transferred by the holder to any third party, other than:

o        by descent or distribution;

o        by bona fide gift;

o by transfers within a trust or other qualified tax-free entity, or distribution by the trust or such entity to a participant, in the case of an employee benefit plan, or a beneficial owner, in the case of another tax-free entity; or

o by bona fide sale after the holder has first offered in writing to sell the share to DynCorp at the same price and under substantially the same terms as apply to the intended sale, and DynCorp has failed or declined in writing to accept such terms within 14 days of receipt by the Corporate Secretary of DynCorp of such written offer or has refused to proceed to a closing on the transaction within a reasonable time after such acceptance;

provided, however, that the sale to the third party following such failure, declination, or refusal must be made on the same terms which were not previously accepted by DynCorp and within 60 days following such event, or DynCorp must again be offered such refusal rights prior to a sale of the shares; provided further, however, that this restriction on transfer shall not apply to:

o        any subsequent sale transaction made through the Market; or

o any transactions made at any time while the common stock is listed for trading on a national securities exchange or on the over-the-counter market.


     * "Accelerated Distribution Shares" are shares offered for sale by the SARP or CAP trusts in conjunction with an Accelerated Distribution of ESOP Accounts for terminated participants.